PepsiAmericas 2001 Annual Report

the plan: **to build**



Case Volume
Worldwide case volume was up 1.6 percent in 2001 — domestic volume increased .4 percent and international volume increased 5.6 percent.




Domestic 77%
Central Europe 17
Caribbean 6%


Sierra Mist

our company

PepsiAmericas manufactures, distributes and markets a broad portfolio of Pepsi-Cola and other national and regional brands in 18 U.S. states as well as Puerto Rico, Jamaica, the Bahamas, Barbados, Trinidad and Tobago, Poland, Hungary, the Czech Republic and Republic of Slovakia.





Second Largest Anchor Bottler
PepsiAmericas, with $3.2 billion in revenue, is the second largest anchor bottler in the Pepsi system with operations in 10 countries around the world.

Non-Carbonated Growth
Aquafina continued strong growth with a 50 percent volume increase in 2001.





PEPSI AMERICAS





Regional Favorites
We provide core Pepsi brands, as well as regional favorites, such as Ting in five markets in the Caribbean.

Dew Growth in 2001
Mountain Dew captures the youth market by being one of the most popular beverages on the slopes. The Dew brand was strengthened in 2001 with the introduction of Mountain Dew Code Red.

Pro Forma Financial Highlights

(dollars in millions, except earnings per share)

Fiscal Years (Unaudited)	2001*	2000*
Summary of Operations		
Net sales	$ 3,170.7	$ 3,104.9
Operating income	273.3	274.5
Income before income taxes	178.8	168.2
Income from continuing operations	93.2	84.3
Per common share - diluted	0.60	0.53
EBITDA	471.4	467.2
Percent of Sales		
Gross profit	39.7%	39.7%
Selling, distribution and administration	31.1%	30.8%
Operating margin	8.6%	8.8%
EBITDA margin	14.9%	15.0%
Key Financial Components		
Cash and equivalents	$ 64.4	$ 51.2
Working capital, excluding short-term debt	83.3	103.3
Total assets	3,419.3	3,335.6
Short-term debt	255.2	513.3
Long-term debt	1,083.4	860.1
Total shareholders' equity	1,430.3	1,449.5
Return on invested capital	6.6	6.6

** Excluding special charges and credits.*
For an analysis of our results as reported, please refer to Management's Discussion and Analysis on page 23.

Net Sales
(Dollars in millions / pro forma)
(Dollars in millions)


$1,539
$1,618
$3,020
$2,138
$3,105
$2,528
$3,171
1997
1998
1999
2000
2001

Operating Income
(Dollars in millions / pro forma)
(Dollars in millions)


$130
$204
$236
$209
$275
$223
$273
$268
1997
1998
1999
2000
2001

EBITDA
(Dollars in millions / pro forma)
(Dollars in millions)


$235
$266
$426
$346
$467
$413
$471
1997
1998
1999
2000
2001

On continuing operations before special charges and other non-recurring items.

Table of Contents



an overview | year one

To Our Shareholders

2001 was the first full year of operation for the new PepsiAmericas, created by the merger of the former PepsiAmericas and Whitman Corporation. When we completed the transaction at the end of 2000, we began the process of building a new company. We set out to be a great beverage company in comparison to our industry peers and the broader market. We established a three-year plan and set aggressive goals for integration of the two companies, as well as for volume growth, market share and financial performance. In year one, we achieved many of our objectives, successfully completing the merger integration, increasing unit volume, sales and earnings and achieving a return on invested capital (ROIC) in excess of our cost of capital. However, we fell short on our volume growth expectations, driven primarily by U.S. volume trends on trademark Pepsi brands, which caused many of our financial metrics to fall short of expectations.

On the positive side, we strengthened our organizational structure and met our implementation targets for the integration of disparate information technology (IT) systems. We also increased volume and improved profitability in our international business. In the U.S. we maintained pricing objectives and strengthened share in many of our markets, increased volume for the Mountain Dew trademark through the successful introduction of Mountain Dew Code Red and significantly grew Aquafina volume. Finally, excluding special charges and credits, we increased diluted earnings per share (EPS) 13.2 percent. Most of the charges incurred in the fourth-quarter ($111 million, or $71 million after tax) related to a comprehensive environmental liabilities program to deal with Whitman's environmental exposures from discontinued operations. This program represents an appropriate and prudent strategy to recognize potential liability, meet our responsibility and protect our shareholders, allowing us to more fully focus on our beverage business. A more complete discussion of all charges, as well as a full review of our 2001 results, can be found in Management's Discussion and Analysis beginning on page 23.

In short, in 2001 we strengthened the foundation and assembled the building blocks that will enable PepsiAmericas to achieve its goal of long-term and sustainable growth. We believe we are on track to improve performance over the plan period, though we have adjusted a number of metrics to reflect more realistic expectations.



Robert C. Pohlad
Chairman of the Board and Chief Executive Officer



Kenneth E. Keiser
President and Chief Operating Officer Worldwide



Larry D. Young
President and Chief Operating Officer International



John F. Bierbaum
Executive Vice President Investor Relations and Corporate Growth



G. Michael Durkin Jr.
Senior Vice President and Chief Financial Officer

2001 Highlights

These highlights and ensuing discussion compare pro forma 2001 results with pro forma results for 2000, which assume the November 2000 merger was completed at the beginning of 2000. (Comparison to pro forma results is also highlighted on page two.) The highlights and discussion also exclude discontinued operations and special charges and credits. We believe this presents a more meaningful comparison of our ongoing operations.

- Worldwide revenue increased 2.1 percent to $3.2 billion, compared to $3.1 billion in 2000.
- Volume increased 1.6 percent overall, with U.S. volume up .4 percent and international volume up 5.6 percent.
- Operating income totaled $273.3 million, compared to $274.5 million in 2000.
- Diluted EPS increased 13.2 percent to $.60, compared to $.53 in 2000.
- Capital expenditures totaled $219 million, compared to $197 million in 2000, primarily reflecting additional PET packaging capacity, investment in information technology (including our next generation sales system) and fleet.
- Earnings before interest, taxes, depreciation and amortization (EBITDA) increased about one percent to $471.4 million, compared to $467.2 million in 2000, while free cash flow totaled $68 million, compared to $24 million in 2000.



> "In 2001, we made a tremendous amount of progress in building a foundation for long-term sustainable growth. We have what it takes to be a great beverage company."

Robert C. Pohlad, Chairman of the Board and Chief Executive Officer

2001 Business and Strategies Review

At the beginning of this year, we outlined our goals to make PepsiAmericas the best-performing beverage company in the world. As already noted, our three-year plan to achieve that goal is well underway. Now I want to report more specifically to shareholders on what we accomplished in year one and what we must do to make further progress.

Our strategies have not changed: grow the top line; improve efficiency; acquire contiguous territories domestically, as these become available; and continue to build toward international profitability by participating in growing beverage categories and rationalizing distribution. In 2001 we made progress in implementing each of these strategies, with the exception of acquisitions of contiguous domestic territories, which are opportunistic in nature and somewhat out of our control.

Grow the top line

PepsiAmericas' volume growth is driven by a combination of innovative consumer marketing programs, new products and new packaging initiatives. The primary driver continues to be volume trends in our core domestic brands: trademark Pepsi, trademark Mountain Dew, Aquafina and flavored carbonated soft drinks (CSDs). Our 2001 domestic volume growth was .4 percent, which reflected 50 percent growth in Aquafina volume, 15 percent growth in flavored CSDs and two percent growth in Mountain Dew that was driven by the successful introduction of Mountain Dew Code Red. These gains were offset by low single-digit volume declines in trademark Pepsi products. Though softer cola volume trends appear to be an industry-wide phenomenon, this volume decline was the main reason for our shortfall from expectations in 2001. Reversing the trend on trademark Pepsi products remains our primary challenge. Our plan is to increase focus – in terms of marketing programs, product and packaging innovation and in-store execution objectives – on these three core brands, which together represent more than 80 percent of our domestic business.



Improve efficiency

Improving efficiency remains essential to achieving our profitability and ROIC goals. In our domestic business, our plan is to continue to achieve the savings identified in the integration of the former PepsiAmericas and Whitman, which we are on track to do, while investing in systems capability and technology that will improve productivity. An example is our next generation selling system, which we began testing in 2002. Most integration savings will be offset by these systems investments and by increased costs related to changes in our compensation and benefit plans. The changes align the entire organization under one plan that emphasizes incentives for productivity. However, our goal is to continue to focus on cost discipline and leverage our infrastructure, as measured by annual improvements in ROIC. Our ROIC in 2001 was 6.6 percent, and our goal is to improve ROIC by 20 to 30 basis points annually over the next few years.

Improve international profitability

Our international business delivered a strong performance in 2001, with volume up 5.6 percent and operating losses reduced by nearly $5 million, mainly driven by our markets in Central Europe. Volume growth was slightly lower than our expectations in Central Europe and also reflected the impact of the post-September decline in resort travel to the Caribbean, but our progress was significant and consistent with our goals. In Central Europe, we strengthened our product portfolio to ensure our participation in all growth categories. We also began the process of changing our distribution model with the successful completion of a pilot test of a hybrid distribution system in Hungary, which we will implement in 2002. In the Caribbean, early in 2002 we successfully concluded a contract negotiation in Puerto Rico that will improve our competitive position and profitability.

Outlook

We expect 2002 to be a positive and successful year for PepsiAmericas as we leverage the progress made in 2001. We know we have more work to do – our 2001 performance reflects that. As Chairman and CEO and as a stockholder, I am disappointed in our 2001 performance. But I am not disappointed in what this organization accomplished. We are a much stronger company than we were a year ago. We have a dedicated and committed team of people, aligned and focused on achieving a sound plan to increase shareholder value. And, we have consolidated leadership by naming Ken Keiser, President and COO of PepsiAmericas with responsibilities for worldwide operations.


PEPSI



"Our focus in 2002 is on U.S. volume growth and continuing improvement towards international profitability."

Our focus in 2002 is on U.S. volume growth and continuing improvement towards international profitability. We expect accelerated Aquafina growth, continued growth for trademark Mountain Dew and other flavored CSDs and stabilized trademark Pepsi volume. We have revised several of our financial goals to reflect more realistic volume expectations and an accounting change. Our forward-looking metrics include: worldwide volume growth of 2.5 to 3 percent, with domestic volume growth of 1.5 to 2 percent; net higher pricing of 2 to 2.5 percent; operating income growth of 7 to 9 percent; EBITDA growth of 6 to 8 percent; and EPS growth of 7 to 10 percent. These targets, which we will work to accelerate in future years, result from our revised volume growth as well as the change in accounting for goodwill amortization, which will increase EPS for the base year 2001 by $.31.

We continue to be excited about our industry, our partnership with PepsiCo, and the prospects for PepsiAmericas to deliver growth, improved profitability and increasing cash flows – thus becoming a great company. Last year we were excited about the opportunity. Now we are excited by the reality of what we know we can achieve. I want to thank each of the 15,400 people who are PepsiAmericas, and you, our shareholders, for your continued support and commitment.

Robert C. Pohlad
Chairman of the Board and Chief Executive Officer
March 12, 2002





	Revenue	Operating Income*
	(Dollars in millions)	(Dollars in millions)

Domestic

PepsiAmericas' domestic market spans America's heartland from the Canadian border to the Gulf of Mexico and accounts for 19 percent of the total U.S. Pepsi volume. We enjoy a medium- to high-share position in the majority of our territories.

Revenue (Dollars in millions)


$2,609
$2,681
$2,726
1999 pro forma
2000
2001

Includes the beer business through divestiture in the first quarter of 2001.

Operating Income* (Dollars in millions)


$274
$301
$294
1999 pro forma
2000
2001

International

Central Europe

PepsiAmericas is the third largest soft drink bottler in the world and operates in Central Europe in Poland, Hungary, the Czech Republic and Republic of Slovakia. Our brand portfolio features Pepsi brands, as well as Toma and Hortex.


$270
$270
$271
1999 pro forma
2000
2001

Excluding private label business, which was significantly reduced in 2001, revenue increased 7.3 percent.


$(32)
$(25)
$(20)
1999 pro forma
2000
2001

Caribbean

PepsiAmericas operates in five markets in the Caribbean – Puerto Rico, Jamaica, the Bahamas, Trinidad and Tobago and Barbados, which was added in 2001. Our product offerings in this region include colas, flavors, juices and water. Our business in Puerto Rico contributes approximately two-thirds of our total revenue in this region.


$141
$154
$174
1999 pro forma
2000
2001

2001 revenue includes Trinidad and Tobago for the full year and Barbados for one month.


$(6)
$(1)
$(1)
1999 pro forma
2000
2001

*Excluding special charges and credits.

2001 Highlights

- Excluding the beer business, domestic revenue grew 3.1 percent with volume increasing .4 percent and net higher pricing of 2.9 percent.
- Volume increased 1.4 percent for PepsiCo products, led by a 50 percent increase for Aquafina, 15 percent growth in flavored CSDs and two percent gains for trademark Mountain Dew.
- Flavor growth in 2001 was bolstered by the introduction of Mountain Dew Code Red – combining the citrus taste of Mountain Dew with the smooth rush of cherry flavor.
- From a channel perspective, large-format volume was up low-single digits, growing for the first time in three years.
- While small-format volume was flat, 20-ounce single serve grew at a 3 to 4 percent rate resulting from our investment in cold-drink equipment and single-serve programs.

Category Mix



- Colas 53%
- Flavors 38%
- Water 3%
- Juices 1%
- All Other 5%

Strategies

- *Stabilize cola volume with increased support for Diet Pepsi and Pepsi Twist.*
- *Continue growth in Mountain Dew with Code Red line extension.*
- *Accelerate growth in Aquafina and other non-carbonated beverages.*
- *Support core brands and drive single-serve growth.*

2001 Highlights

- Revenue increased 7.3 percent, excluding private label business, and volume increased 3.1 percent in our Central European territories.
- Central Europe reduced operating losses in excess of $5 million.
- PepsiAmericas tested a new distribution system in 25 percent of the market in Hungary which, when fully implemented, will produce an estimated $3 to $4 million in annual savings.
- Poland, Hungary, the Czech Republic and Republic of Slovakia all exceeded plan for 2001.
- Organizational restructuring created a staff of seasoned bottling veterans.
- Expanded field of play positions PepsiAmericas for future growth with a balanced portfolio across all countries.

Category Mix



- Colas 44%
- Flavors 23%
- Water 26%
- Juices 6%
- All Other 1%

Strategies

- *Accelerate top line growth.*
- *Expand "field of play."*
- *Continue to rationalize the cost of going to market (distribution).*
- *Improve profitability and ROIC.*

2001 Highlights

- In early 2002, PepsiAmericas successfully concluded a contract negotiation in Puerto Rico that improves the company's competitive position and profitability.
- PepsiAmericas began production and sales operations in Barbados with initial product offerings of Pepsi-Cola, 7-UP and Ju-C, a local favorite.
- Volume grew, though less than expected, due to the fall off in resort travel after the terrorist attacks on September 11th.
- In line with PepsiAmericas' strategy to continually add local favorites to the product mix, Guarana Antarctica was launched in Puerto Rico in 2002.

Category Mix



- Colas 64%
- Flavors 34%
- Water 1%
- All Other 1%

Strategies

- *Accelerate top line growth.*
- *Expand "field of play."*
- *Improve profitability and ROIC.*

Territory Expansion
As a Pepsi anchor bottler, we are continually evaluating acquisition opportunities that complement our existing markets and will drive future growth.





Domestic | year one

Our Domestic strategies for 2002 are to stabilize the cola category, continue Mountain Dew growth and accelerate Aquafina growth through programs that support core brands and single-serve packages.



Large-Format 62%
Small-Format 21%
On-Premise 17%



Mountain Dew 68%
Sierra Mist 5%
Mug Root Beer 3%
7-UP 4%
Dr Pepper 14%
All other 6%

Channel Mix
Large-format, small-format and on-premise are the main venues for our domestic distribution system. In 2001, large-format grew two percent, while small-format was flat and on-premise decreased slightly.

Flavor Mix
In 2001, we experienced 15 percent growth in Pepsi branded flavored carbonated soft drinks and two percent growth in trademark Mountain Dew. We expect this trend to continue in 2002.



Kenneth E. Keiser
President and Chief Operating Officer Worldwide

Domestic Operations Review

With $2.73 billion in 2001 revenue, PepsiAmericas' Domestic business represents 86 percent of total revenue. Our goals in 2001 were to drive two percent volume growth through brand building and innovation, packaging initiatives and channel management; maintain 2 to 3 percent net higher pricing through a combination of price increases and favorable product mix; complete the integration of the former PepsiAmericas and Whitman Corporation domestic territories; and thereby improve domestic operating income and EBITDA.

We met our merger integration objectives in 2001. Today we have a stronger organization that is aligned and focused on achieving our long-term plan. We also met our pricing objectives and increased volume .4 percent, driven by targeted growth in flavored CSDs and non-carbonated beverages. However, we fell short of our overall volume growth objective due to low single-digit volume declines on trademark Pepsi products and soft volume trends on other franchised brands, which caused domestic operating income to decline slightly and EBITDA to be flat compared to 2000 results.

Brand Building and Innovation

As noted, 2001 volume grew .4 percent, driven by 1.4 percent growth in PepsiCo products, offset by declining volume on other franchised brands. Volume growth was led by a 50 percent increase for Aquafina, which represents a small but rapidly growing percentage of our mix, 15 percent growth for Pepsi branded flavored CSDs, such as Sierra Mist and Diet Sierra Mist – introduced in 2001 – and two percent gains for trademark Mountain Dew, reflecting the highly successful 2001 introduction of Mountain Dew Code Red. We also completed the full introduction of SoBe across all of our Domestic markets.

Despite volume growth for Diet Pepsi and Wild Cherry Pepsi and the introduction of Pepsi Twist and Diet Pepsi Twist in the second half of 2001, volume for trademark Pepsi brands continued to be soft – especially in our high-share Heartland markets – though this is consistent with industry trends. As trademark Pepsi products represent slightly more than half of our Domestic volume, reversing this trend is our primary challenge, while we continue to pursue our higher growth opportunities – and increase our under-developed portfolio representation – for Aquafina, other non-carbonated beverages and flavored CSDs.

"In 2002 we are focused on our core brands – trademark Pepsi, Mountain Dew and Aquafina – which represent more than 80 percent of our domestic business."

Kenneth E. Keiser, President and Chief Operating Officer
Worldwide



Channel Progress and Growth

Channel package dynamics are a key part of PepsiAmericas growth and profitability. The large format channel includes supermarkets, supercenters and mass merchandisers, and represents more than half of our volume. The small format channel includes primarily convenience and gas station stores (C&G) and drugstores, and represents about one-fifth of our volume. The on-premise channel, which consists of foodservice and vending, accounts for the balance.

In 2001, our large format channel reversed a several-year trend and increased volume slightly, while the small format channel was flat and on-premise declined modestly. However, 20-ounce single-serve continued to grow and contributed to a more profitable mix.

Integration Completed

In 2001, we successfully completed the integration of the domestic operations of the former PepsiAmericas and Whitman. This included taking action to strengthen the organization and achieve targeted cost-savings. At the same time, we are investing in systems capability and technology and training that will improve productivity. As part of the integration process, we replaced disparate IT platforms with a common platform and added an enterprise resource planning system, which should improve productivity.

This year we began testing a next generation hand-held selling system and began converting from conventional route sales to a pre-sell system. This is likely to be a 2- to 3-year process, but the result will be a stronger sales force that can sell and deliver the multitude of new products that will drive our future growth.

While we are on track to achieve targeted integration savings, most of these savings will be offset by the investment in the next generation selling system and higher insurance and benefit costs, including those costs resulting from the alignment of our compensation and benefit plans. Our new benefit plan emphasizes incentives for productivity.

Growth in Vending
In 2001, PepsiAmericas placed 11,600 vending machines for carbonated soft drinks, water and juices.


PEPSI
Twist
PEPSI
dew
Lemon-Lime
Mist

Growth in Flavors
The flavor category, including lemon-lime – the second largest soft drink category in the U.S. – grew in 2001 with the introduction of Sierra Mist in late 2000.

New Product Innovations
Todays consumer demands a variety of flavors, and PepsiAmericas met these demands with the introduction of 15 new flavors in 2001.

Successful Line Extension
Mountain Dew volume growth was 2 percent for the year and volume increased 3.5 percent since the introduction of Mountain Dew Code Red.


WAL★MART
PEPSI



Next Generation
In 2002, we launched a pilot of our next generation hand-held selling system in order to convert from conventional route sales to a pre-sell system.

Juice Line Launched
In 2001, we began distribution of Dole juices in all of our domestic markets. While still a relatively small part of our overall volume, we anticipate continued growth in this category.

"Our domestic strategies for the next three years are to grow the top line, improve efficiency and acquire contiguous territories domestically."



Outlook and Strategies

As we enter 2002, our top priority is to achieve 1.5 to 2 percent Domestic volume growth through the following strategies:

- Stabilize cola volume through increased support for Diet Pepsi and Pepsi Twist, as well as strong display activity, especially in our high-share Heartland markets;
- Continue the momentum on Mountain Dew, driving growth with Mountain Dew Code Red and the introduction of Diet Mountain Dew Code Red, in addition to our other flavored CSDs;
- Accelerate growth for Aquafina – especially through expanded capacity, registered shrink-wrap capability, new packages and increased merchandising support – and the other non-carbonated beverages in our portfolio to increase their contribution to total volume; and
- Support core brands and drive growth in single-serve packaging through account-specific programs, company-wide single-serve consumer events and continued equipment investment to expand single-serve presence and points of access.

We anticipate that net pricing will increase at about the same rate as in 2001, with most of the gain derived from carryover price increases and favorable product mix. And, we will continue to focus on operating costs and improving ROIC, while leveraging our investment in technology and training.

Kenneth E. Keiser

Kenneth E. Keiser
President and Chief Operating Officer Worldwide

Increased Volume
In 2001, our Central European markets delivered a solid performance, with volume up 3.1 percent.




Málna
Bratis

International | year one

In 2002, we expect our international operations to continue to be strong contributors to worldwide volume and make significant improvements in profitability. This is critical to our success as a company.



- *Mirinda 30%*
- *Schweppes 27%*
- *Toma 25%*
- *7-UP 17%*
- *Other 1%*



- *7-UP 36%*
- *D&G 36%*
- *Ting 10%*
- *Mirinda 6%*
- *Other 12%*

Central Europe Flavor Mix
Flavored carbonated soft drinks account for 35 percent of the total soft drink beverage market in our Central European territories. In 2001, total flavor volume increased approximately 10 percent.

Caribbean Flavor Mix
Local flavors continue to drive growth in our Caribbean markets. Our goal is to expand our beverage portfolio and grow volume across this region.



Larry D. Young
President and Chief Operating Officer International

International Operations Review

At the outset of the year we said that 2001 was the start of our International business having the needed focus to drive growth, accelerate improvement in profitability and deliver acceptable returns in a reasonable time frame and longer term. Specifically, our continuing strategies are to:

- **Accelerate top line growth;**
- **Expand our "field of play;"**
- **Rationalize the cost of going to market (distribution); and**
- **Improve profitability and ROIC.**

In 2001, we made significant progress toward meeting these goals, driven by volume growth in both Central Europe and the Caribbean and significantly improved profitability in Central Europe. International revenue increased 4.8 percent in 2001 to total $444.3 million, and this represented 14 percent of total PepsiAmericas revenue.

Central Europe

In 2001, our revenue in Central Europe totaled $270.6 million, up .2 percent compared to 2000. However, we significantly reduced our private label business in 2001, primarily in the Czech Republic, in order to focus on our core business. Excluding private label business in both years, revenue increased 7.3 percent. In addition, volume grew 3.1 percent, operating losses improved in excess of $5 million to $(19.6) million and EBITDA improved 70 percent.

During the year, we made significant progress implementing our strategies to expand our field of play and rationalize the cost of going to market by conducting an extensive review of our existing product portfolio and operations and beginning to test alternatives. We conducted a very successful pilot test of a new model for distribution in part of Hungary, and this led to a special charge in the 2001 fourth quarter for severance and related costs. We plan to complete the distribution system conversion in Hungary in 2002 and anticipate $3 to $4 million in annual savings from this change to a hybrid distribution model.

"Our international business delivered a strong performance in 2001 – volume was up 5.6 percent and operating losses improved by nearly $5 million."

Larry D. Young, President and Chief Operating Officer
International

Outlook

Our International business continues to provide the best opportunities for volume and profit growth. We will continue to expand our field of play in Central Europe in 2002 by launching line extensions and new products in the CSD category across the region. We also plan to expand our offerings in the high-margin, single-serve functional beverage category by launching new brands and aligning our portfolio across the region. We will continue to reduce costs and improve profitability, including the opportunity to expand our new distribution model in Hungary to other countries. We are also now aligned with PepsiCo Beverages International on our strategic plans for future growth.

Caribbean

In 2001, our performance in the Caribbean was as follows: revenue increased 12.8 percent, volume grew 13.5 percent, operating losses increased moderately and EBITDA increased slightly. Volume growth was slightly lower than expectations due primarily to the fall-off in resort travel following the terrorist attacks in September.

During the year, we acquired the Pepsi franchise territory in Barbados and focused on integrating that and several acquisitions completed in 2000. Early in January 2002, we successfully concluded a contract negotiation in Puerto Rico – by far our largest market in the Caribbean – and this will improve our competitive position and profitability over the next few years.

Outlook

Our goal is to leverage the above-average volume opportunity in this region and continue to drive efficiencies and improve our competitive position, while continuing to seek expansion territories, which together should result in profitable growth.

Larry D. Young
President and Chief Operating Officer
International

Delivering Results
Demographics that reflect a youthful population and warm temperatures drive the opportunity for growth in consumption of CSDs in our Caribbean markets.

Territory Expansion
In 2001, we added Barbados to our Caribbean territory and continue to look for acquisitions that meet our strategic plan.




CUBA
PUERTO RICO
TRINIDAD
ting
PEPSI
DG
OLD JAMAICA
GINGER
BEER



What Consumers Want
In the Caribbean, we distribute colas, waters and juices, as well as local favorites. We will continue to add to our product portfolio the brands consumers want to round out our product offering.

Financial Table of Contents

Diluted Earnings Per Share

(Pro forma)

(As reported)



$.16
$.62
$.43
$.35
$.53
$.51
$.60
$.12
1997
1998
1999
2000
2001

Capital Expenditures

(Dollars in millions / pro forma)

(Dollars in millions)



$83
$159
$165
$197
$165
$219
1997
1998
1999
2000
2001

Cash From Continuing Operations

(Dollars in millions)



$153
$170
$182
$326*
$317
1997
1998
1999
2000
2001

**See Management's Discussion and Analysis on page 23.*

Forward-Looking Statements

This report contains certain forward-looking statements of expected future developments, as defined in the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this report refer to the expectations regarding continuing operating improvement and other matters. These forward-looking statements reflect management's expectations and are based on currently available data; however, actual results are subject to future risks and uncertainties, which could materially affect actual performance. Risks and uncertainties that could affect such performance include, but are not limited to, the following: competition, including product and pricing pressures; changing trends in consumer tastes; changes in the Company's relationship and/or support programs with PepsiCo and other brand owners; market acceptance of new product offerings; weather conditions; cost and availability of raw materials; availability of capital; labor and employee benefit costs; unfavorable interest rate and currency fluctuations; costs of legal proceedings; outcomes of environmental claims and litigation; and general economic, business and political conditions in the countries and territories where the Company operates.

These events and uncertainties are difficult or impossible to predict accurately and many are beyond the Company's control. The Company assumes no obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Selected Five-Year Financial Data

(in millions, except per share and employee data)

For the fiscal years	2001	Pro Forma 2000	2000	1999	1998	1997
Operating Results:		*(unaudited)*				
Sales:						
Domestic	$ 2,726.4	$ 2,680.8	$ 2,242.8	$ 1,951.4	$ 1,534.0	$ 1,445.3
International	444.3	424.1	284.8	186.8	83.5	93.5
Total	$ 3,170.7	$ 3,104.9	$ 2,527.6	$ 2,138.2	$ 1,617.5	$ 1,538.8
Operating income (loss):						
Domestic	$ 297.0	$ 300.5	$ 246.7	$ 228.3	$ 221.0	$ 148.9
International	(28.6)	(26.0)	(23.7)	(46.8)	(17.2)	(18.7)
Total	268.4	274.5	223.0	181.5	203.8	130.2
Interest expense, net	(90.8)	(104.7)	(84.0)	(63.9)	(36.1)	(42.3)
Other (expense) income, net	(3.7)	(1.6)	2.1	(46.0)	(15.5)	(18.0)
Income before income taxes and minority interest	173.9	168.2	141.1	71.6	152.2	69.9
Income taxes	83.8	83.9	69.6	22.1	69.7	37.9
Minority interest	—	—	—	6.6	20.0	16.2
Income from continuing operations	90.1	84.3	71.5	42.9	62.5	15.8
Income (loss) from discontinued operations after taxes	(71.2)	8.9	8.9	(51.7)	(0.5)	(11.7)
Extraordinary loss on early extinguishment of debt after taxes	—	—	—	—	(18.3)	—
Net income (loss)	$ 18.9	$ 93.2	$ 80.4	$ (8.8)	$ 43.7	$ 4.1
Cash dividends per share	$ 0.04	$ 0.04	$ 0.04	$ 0.08	$ 0.20	$ 0.45
Weighted average common shares:						
Basic	155.9	156.6	139.0	123.3	101.1	101.6
Incremental effect of stock options	0.7	1.0	0.5	0.9	1.8	1.3
Diluted	156.6	157.6	139.5	124.2	102.9	102.9
Income (loss) per share – basic:						
Continuing operations	$ 0.58	$ 0.54	$ 0.51	$ 0.35	$ 0.62	$ 0.16
Discontinued operations	(0.46)	0.06	0.07	(0.42)	(0.01)	(0.12)
Extraordinary loss on early debt extinguishment	—	—	—	—	(0.18)	—
Net income (loss)	$ 0.12	$ 0.60	$ 0.58	$ (0.07)	$ 0.43	$ 0.04
Income (loss) per share – diluted:						
Continuing operations	$ 0.58	$ 0.53	$ 0.51	$ 0.35	$ 0.61	$ 0.15
Discontinued operations	(0.46)	0.06	0.07	(0.42)	(0.01)	(0.11)
Extraordinary loss on early debt extinguishment	—	—	—	—	(0.18)	—
Net income (loss)	$ 0.12	$ 0.59	$ 0.58	$ (0.07)	$ 0.42	$ 0.04
Other Information:						
Total assets	$ 3,419.3	$ 3,335.6	$ 3,335.6	$ 2,864.3	$ 1,569.3	$ 2,029.7
Long-term debt	$ 1,083.4	$ 860.1	$ 860.1	$ 809.0	$ 603.6	$ 604.7
Capital investments	$ 218.6	$ 196.7	$ 165.4	$ 165.4	$ 159.1	$ 83.4
Depreciation and amortization	$ 202.1	$ 194.2	$ 166.4	$ 126.6	$ 77.7	$ 73.8
Number of employees at year end	15,400	15,400	15,400	11,700	6,500	6,400

See Notes to Selected Five-Year Financial Data on page 22.

The previous table presents summary operating results and other information of the Company, and should be read along with Management's Discussion and Analysis, the Consolidated Financial Statements and accompanying notes included elsewhere in this report.

Comparability in the table is impacted by the merger with the former PepsiAmericas on November 30, 2000, as well as the territories acquired from PepsiCo in 1999. See Note 2 to the Consolidated Financial Statements.

Pro forma results are included for 2000. The pro forma results assume the merger with the former PepsiAmericas occurred at the beginning of the year and exclude non-recurring charges and credits recorded in 2000.

The following were recorded during the periods presented:

In fiscal year 2001:

◦ *The Company recorded special charges of $13.8 million ($8.5 million after tax). These charges included fourth quarter charges of $9.2 million ($5.7 million after tax) for severance costs and other costs related to changing the Company's marketing and distribution strategy in Hungary, as well as for the write-down of marketing equipment in the U.S. Also included in the charges was a first quarter charge of $4.6 million ($2.8 million after tax) related to further organizational changes resulting from the merger with the former PepsiAmericas. This charge was principally composed of severance and related benefits. See further information in Management's Discussion and Analysis and in Note 4 to the Consolidated Financial Statements. These charges reduced domestic and international operating income by $6.3 million and $7.5 million, respectively.*

◦ *The Company recorded a gain on pension curtailment of $8.9 million ($5.4 million after tax) in connection with the integration of the former Whitman Corporation and former PepsiAmericas domestic benefit plans. See Note 11 to the Consolidated Financial Statements. This gain increased domestic operating income by $8.9 million.*

◦ *Loss from discontinued operations includes a charge of $111 million ($71.2 million after tax) for environmental liabilities related to previously sold businesses.*

In fiscal year 2000:

◦ *The Company recorded special charges of $21.7 million ($13.2 million after tax) for employee related costs of $17.1 million in connection with the merger with the former PepsiAmericas, as well as charges of $4.6 million for the closure of one of its existing production facilities to remove excess capacity.*

◦ *Income from discontinued operations includes the reversal of prior accruals resulting from certain insurance settlements for environmental matters related to a former subsidiary, Pnuemo Abex, net of increased environmental and related accruals.*

◦ *The Company sold its operations in the Baltics and recorded a gain of $2.6 million ($1.4 million after tax), which is reflected in "other (expense) income, net."*

In fiscal year 1999:

◦ *The Company recorded special charges of $27.9 million related to staff reduction costs and non-cash asset write-downs, principally related to the acquisition of the domestic and international territories from PepsiCo (see Note 4 to the Consolidated Financial Statements). These charges reduced domestic and international operating income by $7.3 million and $20.6 million, respectively.*

◦ *The Company entered into a contract for the sale of property in downtown Chicago and recorded a charge of $56.3 million ($35.9 million after tax) to reduce the book value of the property. This pretax charge is reflected in "other (expense) income, net."*

◦ *The Company recorded a pretax gain of $13.3 million ($7.8 million after tax and minority interest), related to the sale of franchises in Marion, Virginia; Princeton, West Virginia and the St. Petersburg area of Russia. This pretax gain is reflected in "other (expense) income, net."*

◦ *Loss from discontinued operations after taxes of $51.7 million includes after tax amounts related to a $12 million settlement of environmental litigation filed against Pneumo Abex, as well as increases of $69.8 million in accruals related to the indemnification obligation to Pneumo Abex, primarily for environmental matters.*

◦ *In fiscal year 1998, the Company recorded an extraordinary loss, net of income tax benefits of $10.4 million, resulting from the early extinguishment of debt.*

◦ *In fiscal year 1997, the Company recorded special charges of $49.3 million ($31.6 million after tax and minority interest) related to the restructuring of the Company's organization, the severance of essentially all of the Whitman corporate management and staff, and expenses associated with the spin-offs of Hussmann and Midas (see Note 4 to the Consolidated Financial Statements). These charges reduced domestic and international operating income by $45.6 million and $3.7 million, respectively.*

◦ *Also, in fiscal year 1997, Hussmann and Midas, which are classified as discontinued operations, recorded special charges with an after-tax cost of $93.4 million.*

Operating Results – 2001 compared with 2000

Due to the merger with the former PepsiAmericas completed in November 2000, the Company believes that comparison to pro forma results for 2000 provides a better indication of current operating trends than reported results. Therefore, included within the following discussion are explanations of both reported results and pro forma results.

Pro forma operating results assume the merger with the former PepsiAmericas occurred at the beginning of 2000. Pro forma operating results also exclude the impact of special charges and credits recorded in 2001 and 2000.

Net Sales. Net sales for 2001 and 2000 were as follows:

	Reported		
(in millions)	**2001**	2000	% Change
Domestic	**$2,726.4**	$2,242.8	21.6
International	**444.3**	284.8	56.0
Total Sales	**$3,170.7**	$2,527.6	25.4

	Pro Forma *(unaudited)*		
(in millions)	**2001**	2000	% Change
Domestic	**$2,726.4**	$2,680.8	1.7
International	**444.3**	424.1	4.8
Total Sales	**$3,170.7**	$3,104.9	2.1

On a reported basis, net sales increased by $643.1 million, or 25.4 percent, in 2001 compared with 2000, primarily reflecting sales contributed by the additional territories acquired in the merger with the former PepsiAmericas, as well as the acquisition of the Trinidad and Tobago territory in December 2000. The balance of the growth in net sales reflected improved pricing and slightly higher volumes in the domestic markets and higher sales in Central Europe.

On a pro forma basis, net sales increased by $65.8 million, or 2.1 percent. The growth in net sales includes an increase in domestic sales of $45.6 million and an increase in international sales of $20.2 million. Excluding sales contributed in 2001 and 2000 by the beer operations, which the Company divested in the first quarter of 2001, domestic sales increased $81.6 million, or 3.1 percent. The increase in domestic sales resulted from a 2.9 percent improvement in pricing and a .4 percent increase in volume. Although volume growth was low, principally due to an approximately two percent volume decline in trademark Pepsi products, Aquafina volume grew nearly 50 percent, trademark Mountain Dew grew approximately two percent and flavored carbonated soft drinks grew approximately 15 percent. The higher international sales resulted from improved volume, up 5.6 percent, and higher net pricing, up 4.2 percent. These factors were partially offset by a planned reduction in international private label revenue.

Gross Profit. The consolidated gross profit margin on a reported basis decreased to 39.7 percent of sales in 2001 compared with 40.9 percent of sales in 2000, driven primarily by a lower domestic gross profit margin attributable to the inclusion in 2001 of a full year of results of lower margin territories within the former PepsiAmericas.

On a pro forma basis, and excluding results from the divested beer operations, the consolidated gross profit margin decreased to 39.8 percent of sales in 2001 compared with 40 percent in 2000. The domestic gross profit margin was down slightly, as the benefits of higher net selling prices were offset by increased ingredient and packaging costs. The increase in packaging costs was primarily related to the Company's shift in sales mix to non-returnable PET containers supporting Aquafina and other non-carbonated beverage growth. The 2001 international gross profit margin was flat as compared to 2000.

Selling, Delivery and Administrative Expenses. Reported selling, delivery and administrative (SD&A) expenses represented 29.5 percent of sales in 2001, compared with 29.6 percent in 2000. The decline in the percentage of SD&A expenses is primarily attributable to the impact of the lower cost structure of the Caribbean operations of the former PepsiAmericas, which were included in reported results for only one month in 2000.

On a pro forma basis, and excluding results from the divested beer operations, SD&A expenses as a percent of sales were 29.5 percent in 2001 compared with 29.4 percent in 2000. Domestic SD&A costs as a percent of sales were slightly higher in 2001. The increase in domestic SD&A was driven in part by increased costs associated with the growth in Aquafina and other non-carbonated beverage offerings, as well as new product introductions. Costs were driven in part by previous investment in cold drink equipment and information technology investments associated with the integration of the former PepsiAmericas and Heartland territories, resulting in higher depreciation in the current year. Costs were also driven by investments in inventory systems, which are partially deployed across the domestic operations, and the next generation selling system, which is in the early stages of development. The next generation selling system is expected to be deployed over the next three years. Upon final deployment, a significant portion of the Company's domestic distribution system will be converted to a pre-sell environment. As expected, the benefits of the merger with the former PepsiAmericas were offset almost entirely by non-recurring integration costs of approximately $10 million to $11 million. International SD&A costs as a percent of sales were lower due to cost improvements and the benefits of volume growth and increased pricing.

Special Charges. In 2001, the Company recorded special charges of $9.2 million ($5.7 million after tax) in the fourth quarter for severance costs and other costs related to changing the Company's marketing and distribution strategy in Hungary, as well as for the write-down of obsolete marketing equipment in the U.S. In addition, the Company recorded a charge of $4.6 million ($2.8 million after tax) in the first quarter of 2001 related to further organizational changes resulting from the merger with the former PepsiAmericas. This charge was principally composed of severance and related benefits.

As a result of the actions taken resulting in the special charges of $9.2 million, the Company expects to realize approximately $3 million to $4 million in annual pretax savings, principally resulting from reductions in employee related costs and lower distribution costs. The Company expects to realize these savings beginning in 2002, with full benefits realized in 2003.

In 2000, the Company recorded special charges of $21.7 million ($13.2 million after tax), including $17.1 million in costs for severance and other benefits and $4.6 million of costs resulting from a decision to close the Company's production facility in Ft. Wayne, Indiana. The charge for the closure of the production facility included a write-down of building and equipment and $0.5 million for severance payments and other benefits.

As a result of the actions taken with respect to the merger with the former PepsiAmericas, which resulted in the special charge of $4.6 million in the first quarter of 2001 and the special charges of $21.7 million in 2000, the Company expects to realize annual savings of approximately $16 million, primarily in 2002 and 2003. This includes reduced employee related costs in both the existing territories and the territories of the former PepsiAmericas and the benefits of centralized procurement through PepsiCo. A portion of the charges recorded in 2001 and 2000 resulted from payments to former executives of the Company, which will not result in future savings or benefits.

In 1999, the Company recorded special charges of $27.9 million ($19 million after tax), including $9.6 million of staff reduction costs, principally related to the acquisition of the domestic and international territories from PepsiCo; $7.6 million of non-cash asset write-downs associated with the exit from the plastic returnable package in the Company's existing international territories; $5.9 million of other asset write-downs principally related to the acquisition of the international territories from PepsiCo; and a $4.8 million write-down of the investment in the Baltic operations resulting from the Company's decision to seek the sale of those operations to a third party.

As a result of the actions taken resulting in the special charges of $27.9 million, the Company expected to realize approximately $18 million to $20 million in annual pretax savings, resulting principally from reductions in employee related costs. A substantial portion of these savings were realized in the year 2000.

During 2001 and 2000, the Company paid employee benefits of $17.8 million and $12.8 million, respectively, related to charges recorded in 1997, 1999, 2000 and 2001, which included the elimination of approximately 170 positions, 310 positions, 50 positions and 475 positions, respectively. The payments made during 2001 and 2000 included deferred severance payments made to previously terminated employees. At the end of fiscal year 2001, $6.5 million of employee related costs were accrued. The Company expects to pay substantially all of these costs during the next 12 months and has included them in current liabilities.

Gain on Pension Curtailment. In connection with the integration of the former Whitman and former PepsiAmericas domestic benefit plans during the first quarter of 2001, the Company amended its pension plans to freeze pension benefit accruals for substantially all salaried and non-union employees effective December 31, 2001. Employees age 50 or older with 10 or more years of vesting service were grandfathered such that they will continue to accrue benefits after December 31, 2001 based on their final average pay as of December 31, 2001. As a result of this plan amendment, the Company recognized a one-time curtailment gain of $8.9 million ($5.4 million after tax). The existing domestic salaried and non-union pension plans were replaced by an additional Company contribution to the 401(K) plan beginning January 1, 2002.

Operating Income. Operating income for 2001 and 2000 was as follows:

	Reported		
(in millions)	**2001**	2000	% Change
Domestic	**$ 297.0**	$ 246.7	20.4
International	**(28.6)**	(23.7)	(20.7)
Total Operating Income	**$ 268.4**	$ 223.0	20.4

	Pro Forma *(unaudited)*		
(in millions)	**2001**	2000	% Change
Domestic	**$ 294.4**	$ 300.5	(2.0)
International	**(21.1)**	(26.0)	18.8
Total Operating Income	**$ 273.3**	$ 274.5	(0.4)

In 2001, operating income on a reported basis increased $45.4 million, which primarily reflects the additional operating income contributed by the domestic territories of the former PepsiAmericas. The reported domestic operating income included a gain on pension curtailment of $8.9 million in 2001 and special charges of $6.3 million and $21.7 million in 2001 and 2000, respectively. Excluding the gain on pension curtailment and the charges, the domestic operating income increased $26 million, or 9.7 percent. The operating income contributed by the former PepsiAmericas territories is primarily responsible for the improved results. The operating losses in 2001 reported by the international operations included special charges of $7.5 million. Excluding the impact of these charges, operating losses were reduced by $2.6 million. The improved trend in operating losses was primarily the result of improved results in Central Europe, driven by higher volumes and improved pricing.

On a pro forma basis, operating income declined $1.2 million, or .4 percent, in 2001 compared with 2000, including a $4.9 million improvement in international operating losses, partially offset by a $6.1 million reduction in domestic operating income. The improved results in the international operations are principally the result of higher volumes and improved pricing. The lower domestic operating income principally resulted from the decline in trademark Pepsi volume as overall volume growth was .4 percent in 2001. Increased SD&A, concentrate and packaging costs associated with Aquafina growth, new product introductions and other non-carbonated growth more than offset the benefits of improved pricing.

Interest and Other Expenses. Net interest expense increased $6.8 million in 2001 to $90.8 million. The increase was due principally to an increase in the average outstanding net debt resulting from the merger with the former PepsiAmericas, partially offset by lower borrowing costs resulting from the refinancing of debt in the first quarter of 2001, the swap of a portion of the Company's debt portfolio from fixed rate to floating rate, and lower overall interest rates on short-term borrowings.

The Company reported other expense of $3.7 million in 2001 compared with other income of $2.1 million in 2000. Included in other income in 2000 is a gain of $2.6 million resulting from the sale of the franchise operations in the Baltics. Absent this gain, other expense was $3.2 million unfavorable to 2000, which is not attributed to any individually significant item.

Discontinued Operations. Loss from discontinued operations after taxes of $71.2 million in 2001 represents a charge of $111 million for environmental liabilities related to a former subsidiary, Pneumo Abex. In the fourth quarter of 2001, the Company engaged third party consultants with expertise in environmental remediation, insurance and risk containment to review the Company's environmental liabilities. The consultants developed estimates of the most likely cost of remediating contamination related to Pneumo Abex's past operations and disposal practices. The Company also estimated additional consulting and legal expenses related to such remediation. After recording these charges, the Company has reserves of approximately $165 million, including amounts held in outside trusts, for future remediation and other related costs arising out of its indemnification of previously sold businesses. The Company expects to spend approximately $15 to $20 million in 2002 for remediation and other related costs.

Income from discontinued operations after taxes of $8.9 million in 2000 resulted from the reversal of prior accruals resulting from certain insurance settlements for environmental matters related to Pneumo Abex, partially offset by increased environmental and related accruals.

Environmental Liabilities. Environmental liabilities are discussed further in Note 15 to the Consolidated Financial Statements and within "Discontinued Operations" above.

Operating Results – 2000 compared with 1999

Due to the merger with the former PepsiAmericas completed in November 2000 and the transaction with PepsiCo completed in May 1999, the Company believes that pro forma results provide a better indication of current operating trends than reported results. Therefore, included within the following discussion are explanations of both reported results and the pro forma results.

Pro forma operating results assume the merger with the former PepsiAmericas and other acquisitions and divestitures, with the exception of Trinidad and Tobago, as well as any related transactions, completed in 1999 and 2000 occurred at the beginning of 1999. Pro forma operating results also exclude the impact of special charges and other non-recurring items recorded in either year.

Net Sales. Net sales for 2000 and 1999 were as follows:

	Reported		
(in millions)	**2000**	1999	% Change
Domestic	**$2,242.8**	$1,951.4	14.9
International	**284.8**	186.8	52.5
Total Sales	**$2,527.6**	$2,138.2	18.2

	Pro Forma *(unaudited)*		
(in millions)	**2000**	1999	% Change
Domestic	**$2,680.8**	$2,608.9	2.8
International	**424.1**	410.8	3.2
Total Sales	**$3,104.9**	$3,109.7	2.8

On a reported basis, net sales increased by $389.4 million, or 18.2 percent, in 2000 compared with 1999, primarily reflecting sales contributed by the additional territories acquired in the merger with the former PepsiAmericas and the transaction with PepsiCo, as well as the acquisition of Toma in December 1999. The balance of the growth in net sales reflected improved pricing in the domestic markets offset by a decline in volume.

On a pro forma basis, net sales increased by $85.2 million, or 2.8 percent. The growth in net sales includes an increase in domestic sales of $71.9 million and an increase in international sales of $13.3 million. The increase in domestic sales resulted from improved pricing, up nearly five percent, offset by a decline in volume, down 2.5 percent for the full year. Despite the decline in volume, principally the result of volume declines in trademark Pepsi products, Aquafina volume grew nearly 30 percent and lemon-lime volume growth was bolstered by the introduction of Sierra Mist. The higher international sales resulted from improved volume, up 8.5 percent, offset by a decline in net pricing, down 4.6 percent. The lower net pricing in international is indicative of the currency devaluation impact in the Central European territories. The impact of currency devaluation is estimated to have reduced sales by approximately $32 million in 2000 compared with the previous year.

Gross Profit. The consolidated gross profit margin on a reported basis decreased to 40.9 percent of sales in 2000 compared with 41.6 percent of sales in 1999. The domestic gross profit margin was essentially unchanged, while the international gross profit margin declined due to the inclusion of lower margin Toma products for the entire year in 2000 compared with only one month in 1999 and the unfavorable impacts of foreign currency. A portion of the product costs in the international operations is fixed in U.S. dollars and therefore was not favorably affected by currency devaluation.

The consolidated gross profit margin on a pro forma basis decreased to 39.7 percent of sales in 2000 compared with 40.1 percent in 1999. The domestic gross profit margin improved slightly, while the international gross profit margin declined by 4.3 percentage points. The decline in the international gross profit margin is due to a portion of the product costs in the international operations being fixed in U.S. dollars as discussed previously.

Selling, Delivery and Administrative Expenses. Reported SD&A expenses represented 29.6 percent of sales in 2000, compared with 30.4 percent in 1999. The decline in the percentage of SD&A expenses is primarily attributable to the international operations, which reflects the benefits of currency devaluation on expenses as reported in U.S. dollars and the lower SD&A expenses incurred by the Toma operations. On a reported basis, Toma was included for only one month in 1999 due to the acquisition being completed on December 1, 1999.

On a pro forma basis, SD&A expenses as a percent of sales were 29.2 percent compared with 30.7 percent in 1999. The 150 basis point improvement was primarily the result of the benefits from currency devaluation experienced in Central Europe, which resulted in lower expenses as reported in U.S. dollars. In addition, SD&A expenses in the domestic operations reflected the benefits of cost reduction efforts begun in 1999 in domestic territories acquired from PepsiCo.

Operating Income. Operating income for 2000 and 1999 was as follows:

	Reported		
(in millions)	**2000**	1999	% Change
Domestic	**$ 246.7**	$ 228.3	8.1
International	**(23.7)**	(46.8)	49.4
Total Operating Income	**$ 223.0**	$ 181.5	22.9

	Pro Forma *(unaudited)*		
(in millions)	**2000**	1999	% Change
Domestic	**$ 300.5**	$ 274.5	9.4
International	**(26.0)**	(38.3)	32.1
Total Operating Income	**$ 274.5**	$ 236.5	16.2

In 2000, operating income on a reported basis increased $41.5 million, which primarily reflects the additional operating income contributed by the domestic territories acquired in 1999. The reported domestic operating income included special charges of $21.7 million and $7.3 million in 2000 and 1999, respectively. Excluding these charges, the domestic operating income increased $32.8 million, or 13.9 percent. The operating income contributed by the acquired territories is primarily responsible for the improved results. The operating losses in 1999 reported by the international operations included special charges of $20.6 million. Excluding the impact of these charges, operating losses were reduced by $2.5 million. The improved trend in operating losses was the result of one month of operating results included for the Caribbean territories and improved results in Central Europe, despite the adverse impact of currency devaluation.

On a pro forma basis, operating income increased $38.2 million in 2000 compared with 1999. The improvement included an increase of $25.9 million in operating income in the domestic operations and a $12.3 million reduction in operating losses in the international operations. The improved results in the domestic operations are principally the result of improved pricing in the domestic markets, offset by lower volumes, and cost reduction efforts initiated in the domestic territories acquired from PepsiCo. The domestic operating margins improved 70 basis points to 11.2 percent in 2000. On a pro forma basis in international, improvements occurred in both Central Europe and the Caribbean. The improvements reflect lower operating costs in Central Europe and improved gross profit margins in the Caribbean.

Interest and Other Expenses. Net interest expense increased $20.1 million in 2000 to $84 million. The increase was due principally to an increase in the average outstanding net debt resulting from the merger and acquisitions completed during 1999 and 2000. In addition, increases in interest rates on the Company's floating rate debt and the three million shares of common stock repurchased in the first quarter of 2000 contributed to the increase in interest.

The Company reported other income of $2.1 million in 2000 compared with other expense of $46 million in 1999. Included in other income in 2000 is a gain of $2.6 million resulting from the sale of the franchise operations in the Baltics, while other expense in 1999 included a $56.3 million charge recorded to reduce the book value of non-operating real estate, as well as a $13.3 million gain on the sale of franchise territories in connection with the transaction completed with PepsiCo in 1999. Absent these items, other expense decreased to $0.5 million in 2000 compared with $3 million in 1999. The decrease is not attributed to any individually significant item.

Discontinued Operations. Income from discontinued operations after taxes of $8.9 million resulted from the reversal of prior accruals resulting from certain insurance settlements for environmental matters related to a former subsidiary, Pneumo Abex, net of certain increased environmental and related accruals. Loss from discontinued operations after taxes of $51.7 million in 1999 includes after-tax amounts related to a $12 million settlement of environmental litigation filed against Pneumo Abex, as well as increases of $69.8 million in accruals for other environmental matters related to Pneumo Abex.

Liquidity and Capital Resources

The Company owns a special purpose entity, Whitman Finance, which has entered into an agreement (the Securitization) with a major U.S. financial institution to sell an undivided interest in its receivables. The agreement involves the sale of receivables by certain of the Company's domestic subsidiaries to Whitman Finance, which in turn sells an undivided interest in a revolving pool of receivables to the financial institution. See Note 7 to the Consolidated Financial Statements.

Net cash provided by continuing operations decreased by $9.3 million to $316.8 million in 2001. The decrease was due primarily to the cash provided by the Securitization which contributed $150 million of cash flow in 2000, partially offset by operating cash flow contributed in 2001 by the former PepsiAmericas territories and lower income tax payments made in 2001. Whitman Finance currently does not purchase any receivables associated with the former PepsiAmericas domestic territories. It is expected those territories' receivables will be included in activity with Whitman Finance beginning in 2002 upon completing the integration of the accounts receivable systems. Those receivables are expected to yield additional proceeds of $30 million to $40 million.

Investing activities during 2001 included $7.7 million paid for acquisitions, including cash paid to acquire the minority partner's interest in the soft drink operations in New Orleans, cash paid to acquire the bottling operations in Barbados from Bottlers (Barbados) Limited, cash paid to acquire a Dr Pepper franchise in Illinois, and payments related to the acquisition of Trinidad and Tobago. Investing activities during 2000 included proceeds from the sale of the franchises in the Baltics and $69.2 million paid for mergers and acquisitions, including the transaction with the former PepsiAmericas and Trinidad and Tobago, and final payments related to Toma. The Company made capital investments of $215 million, net of proceeds from asset sales, up $55.3 million from capital expenditures, net of proceeds from asset sales, of $159.7 million in 2000. Capital spending increased in 2001 primarily due to spending in the former PepsiAmericas territories, as well as accelerated spending on certain capacity projects and on the next generation selling system. It is expected that capital spending in 2002, excluding potential acquisitions, will be slightly lower than 2001 due to the timing of the aforementioned projects.

The Company's total debt decreased $34.8 million to $1,338.6 million as of fiscal year end 2001, from $1,373.4 million as of fiscal year end 2000. During February and March 2001, the Company issued $200 million and $150 million of notes with coupon rates of 5.95 percent due 2006 and 5.79 percent due 2013, respectively. The notes issued in March 2001 will be mandatorily redeemed by the Company in March 2003. At that time, the underwriter has the option to purchase and reissue the notes with an additional 10 years to maturity and a new stated interest rate. Proceeds from these notes were used to repay outstanding commercial paper. On August 1, 2001, the Company announced that it would resume purchasing its common stock under a previously authorized repurchase program, under which 8.9 million shares remained available for repurchase as of fiscal year end 2001. The Company repurchased 3 million shares of its common stock in both 2001 and 2000 for $39.2 million and $35.7 million, respectively. The Company paid cash dividends of $6.2 million in 2001 based on an annual cash dividend of $0.04, compared with $5.5 million paid in 2000, based on the same dividend rate. The issuance of common stock, including treasury shares, for the exercise of stock options resulted in cash inflows of $10.7 million in 2001, compared with $27.1 million in 2000. The decrease in cash inflows in 2001 is due to shares issued to shareholders of the former PepsiAmericas under the share subscription rights in 2000 (see Note 2 to the Consolidated Financial Statements).

The Company has revolving credit agreements with maximum borrowings of $500 million, which act as back-up for the Company's commercial paper program; accordingly, the Company has a total of $500 million available under the commercial paper program and revolving credit facility combined. Total commercial paper borrowings were $244.5 million as of the end of fiscal year 2001. The Company believes that with its existing operating cash flows, available lines of credit and potential for additional debt and equity offerings, the Company will have sufficient resources to fund its future growth and expansion.

Recently Issued Accounting Pronouncements. In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires the purchase method of accounting to be used for all business combinations initiated after June 30, 2001. The Company does not expect SFAS No. 141 to significantly impact its consolidated financial statements. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Goodwill and other intangible assets that have an indefinite life will not be amortized, but rather will be tested for impairment annually or whenever an event occurs indicating that the asset may be impaired. The Company adopted SFAS No. 142 effective the beginning of fiscal 2002 and has ceased amortization of substantially all intangible assets, beginning in the first quarter of fiscal 2002, which principally represent franchise rights granted in perpetuity. The Company estimates that had SFAS No. 142 been adopted as of the beginning of fiscal 2001, net income would have increased by $48.3 million, or $0.31 per share. The Company will test its intangible assets for impairment in fiscal 2002, as required by SFAS No. 142, but does not currently expect to record an impairment.

Quantitative and Qualitative Disclosures about Market Risks

Commodity Prices. The risk from commodity price changes correlates to the Company's ability to recover higher product costs through price increases to customers, which may be limited due to the competitive pricing environment that exists in the soft drink business. The Company uses derivative financial instruments to hedge price fluctuations for a portion of its aluminum and fuel requirements. Each instrument hedges price fluctuations on a portion of the Company's aluminum can and fuel requirements over a specified period of time. Because of the high correlation between aluminum and fuel commodity prices and the Company's contractual cost of these products, the Company considers these hedges to be highly effective. As of fiscal year end 2001, the Company has hedged a portion of its future aluminum and fuel requirements into fiscal 2003.

Interest Rates. The Company's floating rate exposure relates to changes in the six-month London Interbank Offered Rate (LIBOR) rate and the overnight Federal Funds rate. Assuming consistent levels of floating rate debt with those held as of fiscal year end 2001, a 50 basis point change in each of these rates would have an impact of approximately $3 million on the Company's annual interest expense. In the third quarter of 2001, the Company entered into interest rate swaps to convert a portion of its fixed rate debt to floating rate. In 2001, the Company had short-term investments throughout a majority of the year, principally invested in money market funds and commercial paper, which were most closely tied to the overnight Federal Funds rate. The amount of these investments was not significant throughout the year. Assuming a 50 basis point change in the rate of interest associated with the Company's short-term investments, interest income would not have changed by a significant amount.

Currency Exchange Rates. Because the Company operates in international franchise territories, it is subject to exposure resulting from changes in currency exchange rates. Currency exchange rates are influenced by a variety of economic factors including local inflation, growth, interest rates and governmental actions, as well as other factors. The Company currently does not hedge the translation risks of investments in its international operations. Any positive cash flows generated have been reinvested in the operations, excluding repayments of intercompany loans from the manufacturing operations in Poland.

Based on sales, international operations represented approximately 14 percent of the Company's total operations in 2001. Changes in currency exchange rates impact the translation of the results of the international operations from their local currencies into U.S. dollars. If the currency exchange rates had changed by five percent in 2001, the Company estimates the impact on reported operating income would have been approximately $2.2 million. This estimate does not take into account the possibility that rates can move in opposite directions and that gains in one category may or may not be offset by losses from another category.

Environmental Matters

The Company maintains a continuous program in its continuing operations to facilitate compliance with federal, state and local laws and regulations relating to management of wastes and to the discharge or emission of materials used in production, and such other laws and regulations relating to the protection of the environment. The capital costs of such management and compliance, including the costs of the modification of existing plants and the installation of new manufacturing processes incorporating pollution control technology, are not material to continuing operations.

Under the agreement pursuant to which the Company sold its subsidiaries, Abex Corporation and Pneumo Abex Corporation, in 1988 and a subsequent amendment and settlement agreement entered into in September 1991, the Company has assumed indemnification obligations for certain environmental liabilities of Pneumo Abex, net of any insurance recoveries. Pneumo Abex has been and is subject to a number of environmental cleanup proceedings, including proceedings under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA) regarding disposal of wastes at on-site and off-site locations. In some proceedings, federal, state and local government is involved and other major corporations have been named as potentially responsible parties (PRPs). Pneumo Abex also has been and is subject to private claims and lawsuits for remediation of properties currently or previously owned by Pneumo Abex or certain other entities.

In fiscal 2001, the Company engaged outside consultants to assist it in estimating its liabilities. The outside consultants provided the Company with an estimate of the most likely costs of remediating the sites. Their estimates are based on their evaluations of the characteristics and parameters of the sites, including results from field inspections, test borings and water flows. Their estimates are based upon the use of current technology and remediation techniques, and do not take into consideration any inflationary trends upon such claims or expenses. Based upon these estimates, the Company recorded a charge to discontinued operations in the fourth quarter of 2001 of $111 million. The estimated costs associated with each of the sites discussed below are included in the aggregate accrued liabilities the Company has recorded. The Company expects a significant portion of the accrued liabilities will be disbursed during the next 10 years.

In 1992, the United States Environmental Protection Agency (EPA) issued a Record of Decision (ROD) under the provisions of CERCLA setting forth the scope of expected remedial action at a Pneumo Abex facility in Portsmouth, Virginia. The EPA had estimated that the cost of the remedial action necessary to comply with an Amended ROD, issued in 1994, would total $31 million. In January 1996, Pneumo Abex executed a Consent Decree with the EPA agreeing to implement remediation of areas associated with the former Portsmouth facility operations. The Company expects to substantially complete this remediation effort in the next several years. Additionally, in a lawsuit brought against other PRPs that did not execute the Consent Decree, Pneumo Abex and the Company recovered approximately $3.1 million in settlements relating to response costs at the Portsmouth site. These recoveries were recorded prior to 1999.

The Company also has financial exposure related to the remedial action at a facility which manufactured hydraulic and related equipment in Willits, California. The plant site is contaminated by various chemicals and metals. In August 1997, a final consent decree was issued in the case of the People of the State of California and the City of Willits, California v. Remco Hydraulics, Inc. This final consent decree was amended in December 2000 and established a trust whose officers are obligated to investigate and clean up this site. The Company is currently funding the investigation and interim remediation costs on a year to year basis according to the final consent decree. Through 2001, the Company has made indemnity payments of an estimated $18 million for investigation and remediation at the Willits site. The Company has accrued an estimated $45 million in remediation and trust administration costs, with the majority of this amount being spent in the next several years. In addition, two lawsuits have been filed in California, which name several defendants including prior subsidiaries of the Company. The lawsuits allege that the Company is liable for personal injury and/or property damage resulting from environmental contamination at the facility. There are currently approximately 1,000 plaintiffs in the actions seeking an unspecified amount of damages, punitive damages, injunctive relief and medical monitoring damages. The Company is actively defending the actions. At this time, the Company does not believe these actions are material to the business or financial condition of the Company, although the outcome of the actions cannot be predicted with certainty and could be material to the Company's results of operations or cash flows in a given period.

The Company also has liability related to several investigations regarding alleged on-site and off-site disposal of wastes generated at a facility in Mahwah, New Jersey, for which the Company has certain indemnity obligations. Through 2001, the Company has not indemnified a significant amount for remediation but has accrued an estimated $18 million for certain remediation, long-term monitoring and administration expenses over the next several years.

There is an inherent uncertainty in assessing the total cost of remediating a given site and in determining any individual party's share in that cost. This is because of the nature of the remediation and allocation process, and due to the fact that the liabilities are at different stages in terms of their ultimate resolution, and any assessment and determination are inherently speculative during the early stages, depending upon a number of variables beyond the control of any party. Furthermore, there are often timing considerations in that a portion of the expense incurred by Pneumo Abex, and any resulting obligation of the Company to indemnify Pneumo Abex, may not occur for a number of years.

In addition, the Company has contingent liabilities from various pending claims and litigation on a number of matters, including indemnification claims under agreements with previously sold subsidiaries for product liability and toxic torts. The ultimate liability for these claims cannot be determined. In the opinion of management, based upon information currently available, the ultimate resolution of these claims and litigation, including potential environmental exposures, and considering amounts already accrued, should not have a material effect on the Company's financial condition, although amounts recorded in a given period could be material to the results of operations or cash flows for that period.

Management believes that insurance recoveries may defray a portion of the expense involved in meeting indemnification obligations. The Company is pursuing claims against certain of its insurance carriers.

Consolidated Statements of Income

(in millions, except per share data)

Fiscal years	2001	2000	1999
Sales	$ 3,170.7	$2,527.6	$2,138.2
Cost of goods sold	1,912.1	1,494.2	1,248.7
Gross profit	1,258.6	1,033.4	889.5
Selling, delivery and administrative expenses	935.3	747.7	650.8
Amortization expense	50.0	41.0	29.3
Special charges	13.8	21.7	27.9
Gain on pension curtailment	(8.9)	—	—
Operating income	268.4	223.0	181.5
Interest expense, net	(90.8)	(84.0)	(63.9)
Other (expense) income, net	(3.7)	2.1	(46.0)
Income before income taxes and minority interest	173.9	141.1	71.6
Income taxes	83.8	69.6	22.1
Minority interest	—	—	6.6
Income from continuing operations	90.1	71.5	42.9
Income (loss) from discontinued operations after taxes	(71.2)	8.9	(51.7)
Net income (loss)	$ 18.9	$ 80.4	$ (8.8)
Weighted average common shares:			
Basic	155.9	139.0	123.3
Incremental effect of stock options	0.7	0.5	0.9
Diluted	156.6	139.5	124.2
Income (loss) per share – basic:			
Continuing operations	$ 0.58	$ 0.51	$ 0.35
Discontinued operations	(0.46)	0.07	(0.42)
Net income (loss)	$ 0.12	$ 0.58	$ (0.07)
Income (loss) per share – diluted:			
Continuing operations	$ 0.58	$ 0.51	$ 0.35
Discontinued operations	(0.46)	0.07	(0.42)
Net income (loss)	$ 0.12	$ 0.58	$ (0.07)
Cash dividends per share	$ 0.04	$ 0.04	$ 0.08

The following notes are an integral part of these statements.

Consolidated Balance Sheets

(in millions, except per share data)

As of fiscal year end	2001	2000
Assets:		
Current assets:		
Cash and equivalents	$ 64.4	$ 51.2
Receivables, net of allowance of $14.2 million - 2001 and $13.1 million - 2000	197.1	203.0
Inventories:		
Raw materials and supplies	78.3	81.3
Finished goods	95.1	82.7
Total inventories	173.4	164.0
Other current assets	45.9	58.8
Total current assets	480.8	477.0
Property (at cost):		
Land	47.7	40.4
Buildings and improvements	313.9	302.2
Machinery and equipment	1,459.4	1,304.2
Total property	1,821.0	1,646.8
Accumulated depreciation	(753.9)	(642.1)
Net property	1,067.1	1,004.7
Intangible assets, net of accumulated amortization of $253.6 million - 2001 and $203.6 million - 2000	1,749.3	1,740.7
Other assets	122.1	113.2
Total assets	$ 3,419.3	$ 3,335.6
Liabilities and Shareholders' Equity:		
Current liabilities:		
Short-term debt, including current maturities of long-term debt - 2000	$ 255.2	$ 513.3
Payables	216.5	199.1
Accrued expenses:		
Salaries and wages	45.4	50.2
Interest	20.7	17.0
Other	114.9	107.4
Total current liabilities	652.7	887.0
Long-term debt	1,083.4	860.1
Deferred income taxes	68.9	47.0
Other liabilities	184.0	92.0
Shareholders' Equity:		
Preferred stock ($0.01 par value, 12.5 million shares authorized; no shares issued)	—	—
Common stock ($0.01 par value, 350 million shares authorized; 167.6 million shares issued - 2001 and 167.3 million shares issued - 2000)	1,546.7	1,546.8
Retained income	163.3	151.6
Accumulated other comprehensive loss:		
Cumulative translation adjustment	(25.1)	(30.3)
Net unrealized investment gain and cash flow hedging losses	(4.7)	1.6
Minimum pension liability adjustment	(4.1)	—
Accumulated other comprehensive loss	(33.9)	(28.7)
Treasury stock (14 million shares - 2001 and 11.7 million shares - 2000)	(245.8)	(220.2)
Total shareholders' equity	1,430.3	1,449.5
Total liabilities and shareholders' equity	$ 3,419.3	$ 3,335.6

The following notes are an integral part of these statements.

Consolidated Statements of Cash Flows

(in millions)

Fiscal years	2001	2000	1999
Cash Flows from Operating Activities:			
Income from continuing operations	$ 90.1	$ 71.5	$ 42.9
Adjustments to reconcile to net cash provided			
by operating activities of continuing operations:			
Depreciation and amortization	202.1	166.4	126.6
Deferred income taxes	39.2	14.7	(44.5)
Gain on pension curtailment	(8.9)	—	—
Gain on sale of franchises	—	(1.4)	(7.8)
Special charges and real estate impairment	13.8	21.7	84.2
Cash outlays related to special charges	(19.0)	(12.8)	(11.5)
Other	(4.8)	0.6	7.2
Changes in assets and liabilities, exclusive of acquisitions			
and divestitures:			
Decrease (increase) in receivables	2.5	127.6	(44.5)
Decrease (increase) in inventories	(15.5)	(9.5)	9.6
Increase (decrease) in payables	9.1	(21.9)	22.6
Net change in other assets and liabilities	8.2	(30.8)	(3.0)
Net cash provided by operating activities of continuing operations	316.8	326.1	181.8
Cash Flows from Investing Activities:			
Proceeds from sales of franchises, net of cash divested	—	2.5	112.0
Franchises and companies acquired, net of cash acquired	(7.7)	(69.2)	(134.6)
Capital investments	(218.6)	(165.4)	(165.4)
Proceeds from sales of property	3.6	5.7	4.5
Proceeds from sales of investments and joint ventures	2.1	0.3	8.2
Net cash used in investing activities	(220.6)	(226.1)	(175.3)
Cash Flows from Financing Activities:			
Net (repayments) borrowings of short-term debt	(185.6)	137.0	(14.4)
Proceeds from issuance of long-term debt	352.7	—	298.0
Repayment of long-term debt	(204.4)	(263.0)	—
Issuance of common stock	10.7	27.1	3.2
Treasury stock purchases	(39.2)	(35.7)	(290.1)
Cash dividends	(6.2)	(5.5)	(8.8)
Net cash used in financing activities	(72.0)	(140.1)	(12.1)
Net cash used in discontinued operations	(11.3)	(22.7)	(26.1)
Effects of exchange rate changes on cash and equivalents	0.3	(0.5)	(1.4)
Change in cash and equivalents	13.2	(63.3)	(33.1)
Cash and equivalents at beginning of year	51.2	114.5	147.6
Cash and equivalents at end of year	$ 64.4	$ 51.2	$ 114.5

The following notes are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

(in millions)

	Common Stock Shares	Common Stock Amount	Retained Income	Accumulated Other Comprehensive Loss	Treasury Stock Shares	Treasury Stock Amount	Total Shareholders' Equity
As of Fiscal Year End 1998	113.3	$ 499.8	$ 94.3	$ (8.6)	(12.3)	$ (259.1)	$ 326.4
Comprehensive loss:							
Net loss			(8.8)				(8.8)
Other comprehensive loss:							
Translation adjustments				(12.4)			(12.4)
Unrealized investment loss (net of tax benefit of $0.7 million)				(1.3)			(1.3)
Other comprehensive loss							(13.7)
Total comprehensive loss							(22.5)
Treasury stock purchases					(16.1)	(290.1)	(290.1)
Common stock issued for acquisitions	54.0	1,134.0					1,134.0
Stock compensation plans		0.6			0.2	2.6	3.2
Dividends declared			(8.8)				(8.8)
As of Fiscal Year End 1999	167.3	1,634.4	76.7	(22.3)	(28.2)	(546.6)	1,142.2
Comprehensive income:							
Net income			80.4				80.4
Other comprehensive loss:							
Translation adjustments				(5.9)			(5.9)
Unrealized investment loss (net of tax benefit of $0.3 million)				(0.5)			(0.5)
Other comprehensive loss							(6.4)
Total comprehensive income							74.0
Treasury stock purchases					(3.0)	(35.7)	(35.7)
Common stock issued for acquisition		(80.4)			17.4	327.3	246.9
Common stock issued under stock subscription rights and value of rights		(5.9)			1.7	32.1	26.2
Stock compensation plans		(1.3)			0.4	2.7	1.4
Dividends declared			(5.5)				(5.5)
As of Fiscal Year End 2000	167.3	1,546.8	151.6	(28.7)	(11.7)	(220.2)	1,449.5
Comprehensive income:							
Net income			**18.9**				**18.9**
Other comprehensive loss:							
Translation adjustments				**5.2**			**5.2**
Unrealized investment loss *(net of tax benefit of $0.8 million)*				**(1.5)**			**(1.5)**
Cash flow hedges, net of related taxes:							
Cumulative effect of accounting change				**1.0**			**1.0**
Net derivative losses				**(5.1)**			**(5.1)**
Reclassification to net income				**(0.7)**			**(0.7)**
Minimum pension liability adjustment				**(4.1)**			**(4.1)**
Other comprehensive loss							**(5.2)**
Total comprehensive income							**13.7**
Treasury stock purchases					**(3.0)**	**(39.2)**	**(39.2)**
Common stock issued for acquisition	**0.2**	**2.8**					**2.8**
Stock compensation plans	**0.1**	**(2.9)**	**(1.0)**		**0.7**	**13.6**	**9.7**
Dividends declared			**(6.2)**				**(6.2)**
As of Fiscal Year End 2001	**167.6**	**$ 1,546.7**	**$ 163.3**	**$(33.9)**	**(14.0)**	**$(245.8)**	**$ 1,430.3**

The following notes are an integral part of these statements.

1. Significant Accounting Policies

Principles of consolidation. On November 30, 2000, Whitman Corporation merged with PepsiAmericas, Inc. (the former PAS) and subsequently, in January 2001, changed its name to PepsiAmericas, Inc. (the Company or PAS). The consolidated financial statements, which are comprised of all subsidiaries, include the results of operations of the former Whitman Corporation for all periods and of the former PAS from the date of its merger.

Nature of operations. The Company manufactures, packages, sells and distributes carbonated and non-carbonated Pepsi-Cola beverages and a variety of other beverages in the United States, Central Europe and the Caribbean. The Company operates under exclusive franchise agreements with soft drink concentrate producers, including "master" bottling and fountain syrup agreements with PepsiCo, Inc. (PepsiCo) for the manufacture, packaging, sale and distribution of PepsiCo branded products. There are similar agreements with Cadbury Schweppes and other brand owners. The franchise agreements exist in perpetuity and contain operating and marketing commitments and conditions for termination.

Use of accounting estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and use assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from the reported results.

Fiscal year. The Company's fiscal year consists of 52 or 53 weeks ending on the Saturday closest to December 31. The Company's 2001, 2000 and 1999 fiscal years, each containing 52 weeks, ended December 29, 2001, December 30, 2000 and January 1, 2000, respectively.

Cash and equivalents. Cash and equivalents consist of deposits with banks and financial institutions which are unrestricted as to withdrawal or use, and which have original maturities of three months or less.

Sale of receivables. Certain of the Company's domestic subsidiaries sell their receivables to Whitman Finance, a special purpose entity and wholly-owned subsidiary of the Company, which in turn sells an undivided interest in a revolving pool of receivables to a major U.S. financial institution. The sale of receivables is accounted for under Statement of Financial Accounting Standards (SFAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." See further discussion in Note 7.

Inventories. Inventories are valued at the lower of cost (principally determined on the average method) or net realizable value.

Investments. Investments include real estate held for sale, principally at Illinois Center, a large single location. This mixed use development is located on the Chicago lakefront. In 1999, the Company entered into an agreement for the sale of this property and recorded a charge of $56.3 million ($35.9 million after tax) to reduce the book value of the property. This charge is reflected in other (expense) income, net, on the Consolidated Statements of Income. The close of the sale is subject to completion of due diligence and the buyer obtaining financing and final zoning approval. The Company expects to complete this sale within the next 12 months. All other investments in real estate are carried at cost, which management believes is lower than net realizable value. Investments are included in other assets on the Consolidated Balance Sheets.

Derivative financial instruments. Due to fluctuations in the market prices for aluminum and fuel, the Company uses derivative financial instruments to hedge against volatility in future cash flows on anticipated aluminum can and fuel purchases, the prices of which are indexed to aluminum and market prices. Realized gains and losses on these instruments are deferred until the related finished products are sold or the fuel is purchased, at which time they are recorded in cost of goods sold. The Company also uses derivative financial instruments to lock interest rates on debt issues and to convert fixed rate debt to floating rate debt. Changes in the fair values of interest rate swaps increase or decrease the carrying amount of the debt issues associated with the swaps. The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS Nos. 137 and 138, as of the beginning of fiscal 2001. SFAS No. 133 requires companies to record derivatives on the balance sheet as assets and liabilities measured at fair value. Upon adoption, the Company recognized an asset for the fair value of aluminum hedges of $1.4 million and reclassified $0.4 million of previously deferred hedging losses to accumulated other comprehensive income, which was reclassified into cost of goods sold during 2001. Prior to adopting this standard, deferred gains and losses on aluminum hedges were classified within assets or liabilities, as appropriate, rather than in other comprehensive income, and no fair value adjustment was recorded on these hedges.

Property. Depreciation is computed on the straight-line method. When property is sold or retired, the cost and accumulated depreciation are eliminated from the accounts and gains or losses are recorded in other (expense) income, net. Expenditures for maintenance and repairs are expensed as incurred. The approximate ranges of annual depreciation rates are 2.5 percent to 6.7 percent for buildings and improvements and eight percent to 20 percent for machinery and equipment.

Intangible assets. Intangible assets principally represent franchise rights, which are the excess of cost over fair market values of net tangible and identifiable intangible assets of acquired businesses. Such amounts generally are being amortized on a straight-line basis over 40 years. The principal factors considered in determining the use of a 40-year amortization period include: 1) the franchise agreements with PepsiCo and other brand owners are granted in perpetuity and provide the exclusive right to manufacture and sell the branded products within the territories prescribed in the agreements, and 2) the existing and projected cash flows are adequate to support the carrying values of intangible assets. As of the beginning of fiscal 2002, the Company has ceased substantially all amortization expense (see "Recently issued accounting pronouncements").

Carrying values of long-lived assets. The Company evaluates the carrying values of its long-lived assets, including intangible assets, by reviewing undiscounted cash flows by operating unit. Such evaluations are performed whenever events and circumstances indicate that the carrying value of an asset may not be recoverable. If the sum of the projected undiscounted cash flows over the estimated remaining lives of the related assets does not exceed the carrying value, the carrying value would be adjusted for the difference between the fair value, based on projected discounted cash flows, and the carrying value.

Revenue recognition. Revenue is recognized when title to a product is transferred to the customer. Payments made to third parties as commissions related to vending activity are recorded as a reduction of revenue.

Bottler incentives. PepsiCo and other brand owners, at their sole discretion, provide the Company with various forms of marketing support. This marketing support is intended to cover a variety of programs and initiatives, including direct marketplace support, capital equipment-related programs and shared media and advertising support. Based on the objectives of the programs and initiatives, domestic marketing support is recorded as an adjustment to net sales or a reduction of selling, delivery and administrative expenses. Direct marketplace support is primarily the funding of sales discounts and similar programs by PepsiCo and other brand owners and is recorded as an adjustment to net sales. Capital equipment-related program funding is designed to support marketing equipment programs and is recorded within selling, delivery and administrative expenses. Shared media and advertising support is recorded as a reduction to advertising and marketing expense within selling, delivery and administrative expenses. Support in the Company's Central European operations is primarily recorded as a reduction in cost of goods sold. There are no conditions or other requirements which could result in repayment of marketing support received. Bottler incentives were $130.1 million, $109.7 million and $97.8 million in 2001, 2000 and 1999, respectively, over 90 percent of which was received from PepsiCo or its affiliates.

Advertising and marketing costs. The Company is involved in a variety of programs to promote its products. Advertising and marketing costs are expensed in the year incurred. Certain advertising and marketing costs incurred by the Company are partially reimbursed by PepsiCo and other brand owners in the form of marketing support. Advertising and marketing expenses were $53.5 million, $45.4 million and $32.2 million in 2001, 2000 and 1999, respectively. These amounts are net of support of $36.1 million, $30.5 million and $37.7 million in 2001, 2000 and 1999, respectively.

Stock-based compensation. The Company uses the intrinsic value method of accounting for its stock-based compensation.

Income taxes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Income (loss) per share. Basic earnings per share are based upon the weighted-average number of common shares outstanding. Diluted earnings per share assume the exercise of all options and warrants which are dilutive, whether exercisable or not. The dilutive effects of stock options and warrants are measured under the treasury stock method.

Options and warrants to purchase 7,116,354 shares, 8,708,974 shares and 3,757,844 shares at an average price of \$18.89, \$18.23 and \$20.83 per share that were outstanding at the end of fiscal 2001, 2000 and 1999, respectively, were not included in the computation of diluted EPS because the exercise price was greater than the average market price of the common shares.

Recently issued accounting pronouncements. In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires the purchase method of accounting to be used for all business combinations initiated after June 30, 2001. The Company does not expect SFAS No. 141 to significantly impact its consolidated financial statements. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Goodwill and other intangible assets that have an indefinite life will not be amortized, but rather will be tested for impairment annually or whenever an event occurs indicating that the asset may be impaired. The Company adopted SFAS No. 142 effective the beginning of fiscal 2002 and has ceased amortization of substantially all intangible assets, beginning in the first quarter of fiscal 2002, which principally represent franchise rights granted in perpetuity. The Company estimates that had SFAS No. 142 been adopted as of the beginning of fiscal 2001, net income would have increased by \$48.3 million, or \$0.31 per share. The Company will test its intangible assets for impairment in fiscal 2002, as required by SFAS No. 142, but does not currently expect to record an impairment.

2. Acquisitions and Divestitures

A. PAS Merger as of November 2000

On November 30, 2000, the former PAS merged into a wholly-owned subsidiary of the Company. The former PAS was the third largest publicly-held U.S.-based Pepsi anchor bottler, with distribution rights in portions of Arkansas, Iowa, Louisiana, Minnesota, Mississippi, North Dakota, South Dakota, Tennessee and Texas. The former PAS also operated in Puerto Rico, the Bahamas and Jamaica and had certain rights and preferences for expansion of its business with PepsiCo, including further expansion in the Caribbean.

In connection with this merger, the Company issued 17.4 million shares of common stock and paid \$30.6 million to former PAS shareholders electing to receive cash for their shares of the former PAS. The value assigned to the shares issued in the merger was based on the average closing price for the period including the day immediately preceding and following the date the maximum number of shares to be issued was known, which occurred on November 22, 2000. Based upon the average price for this period, the value assigned to each share issued was \$14.167. The Company also assumed \$316.9 million in debt and recorded an increase in intangible assets of \$348.1 million. In addition, the Company issued 1.7 million shares of common stock at \$14.6125 per share under the terms of the share subscription rights issued to former PAS shareholders electing the earn-out provision. Including costs associated with the merger and debt assumed in the merger, the total purchase price was \$603.4 million. Details of the merger with the former PAS, as adjusted during 2001 for the final valuation of property, and U.S. net operating loss carryforwards and certain other adjustments, are as follows:

(in millions)	
Merger costs:	
Common stock issued to former PAS shareholders	\$ 246.9
Cash paid to former PAS shareholders	30.6
Value of share subscription rights issued to former PAS shareholders	1.2
Transaction costs incurred by the former Whitman Corporation	9.0
Initial merger costs, excluding contingent payment	287.7
Allocation of merger costs:	
Fair value of net liabilities of the former PAS	(88.4)
Transaction costs incurred by the former PAS	(7.0)
	(95.4)
Excess of merger costs over fair value of net liabilities	\$ 383.1

Shareholders of the former PAS could elect to receive a lesser amount of shares at closing plus the right to receive in the future additional shares of the Company. This right is based on the former PAS business units achieving certain performance levels in the years 2000 through 2002. The total aggregate value of shares to be received in the future could be up to 0.1095 shares of Company common stock for each former PAS share held at the time of closing. Based upon the elections made, a total of 6.9 million additional shares of the Company could be issued in 2002 and 2003 if the performance levels are met. Issuance of such shares would result in an increase in intangible assets related to the acquisition.

In connection with the merger, cash paid, net of cash acquired, totaled $21 million and the Company also funded $32.5 million for the purchase of the preferred stock of Delta Beverage Group, a subsidiary of the former PAS. In addition, the Company recorded $1.4 million of liabilities associated with the termination of approximately 100 employees of the former PAS as a result of the merger.

Pohlad Companies and PepsiCo hold interests in Dakota Holdings, LLC which currently owns approximately 14.2 million shares of the Company's common stock.

B. New Business Relationship with PepsiCo as of May 1999

The Company entered into a new business relationship with PepsiCo in May 1999. As a part of the Amended and Restated Contribution and Merger Agreement (the Agreement) with PepsiCo, on May 20, 1999 PepsiCo contributed certain assets of several domestic franchise territories to the Company, including Cleveland, Ohio; Dayton, Ohio; Indianapolis, Indiana; St. Louis, Missouri and portions of southern Indiana. The Company acquired PepsiCo's international operations in Hungary, the Czech Republic, Republic of Slovakia and Poland on May 31, 1999. In exchange for the territories acquired from and contributed by PepsiCo and the elimination of PepsiCo's 20 percent minority interest in the Company's subsidiary, Pepsi-Cola General Bottlers, Inc. (Pepsi General), the Company issued 54 million shares of its common stock to PepsiCo. As of fiscal year end 2001, PepsiCo holds, directly and indirectly, 57.3 million shares, or 37.3 percent, of the Company's outstanding common stock. Such number includes PepsiCo's proportionate interest in shares held by Dakota Holdings, LLC. In addition, the Company paid PepsiCo cash totaling $133.7 million, assumed bank debt of $42.3 million, and assumed $241.8 million of notes payable to PepsiCo, which were repaid on August 31, 1999. As part of the Agreement, the Company agreed to repurchase up to 16 million shares, or $400 million of its common stock, whichever was less, during the 12-month period following the close of the transaction. The Company satisfied this repurchase commitment in 1999.

The Agreement provided for the Company to sell to PepsiCo its operations in Marion, Virginia; Princeton, West Virginia and the St. Petersburg area of Russia. On March 19, 1999, the Company completed the sale to PepsiCo of the franchises in Marion, Virginia and Princeton, West Virginia. The sale of the franchise in Russia was completed on March 31, 1999. Net proceeds from these sales were $112 million and the Company recorded a pretax gain of $13.3 million, which is reflected in other (expense) income, net, on the Consolidated Statements of Income. The gain, after taxes and minority interest, was $7.8 million.

Details of the acquired franchises, as adjusted during 2000 for the final valuation of property and certain other adjustments, are as follows:

(in millions)

Acquisition costs:	
Common stock issued to PepsiCo	$ 1,134.0
Assumption of notes payable to PepsiCo	241.8
Elimination of PepsiCo's 20 percent minority interest in Pepsi General	(243.2)
Net acquisition costs	1,132.6
Less: fair value of net tangible assets acquired	89.5
Excess of acquisition costs over fair value of net tangible assets	$ 1,043.1

Cash paid for this acquisition, net of cash acquired, totaled $115.6 million. In connection with the acquisition of the Central European franchises from PepsiCo, the Company wrote down $23.7 million of certain assets in the new territories, including equipment and other assets related to plastic returnable bottles to reflect the exit of that package. In addition, the Company recorded $1.1 million of liabilities for certain employees who were terminated as a result of the acquisition. These items resulted in an increase in intangible assets related to the acquisition.

The merger with the former PAS and the acquisitions of domestic and Central European territories have been accounted for under the purchase method; accordingly, the results of operations of the acquired territories have been included in the Company's consolidated financial statements since the dates of acquisition. The excess of the aggregate purchase price over the fair value of net assets acquired has been amortized on a straight-line basis using a 40 year useful life based on the reasons previously discussed. Such amortization ceased as of the beginning of fiscal 2002 in accordance with the provisions of SFAS No. 142, as discussed in Note 1.

C. Other Acquisitions and Divestitures

In the fourth quarter of 2001, the Company acquired the bottling operations in Barbados from Bottlers (Barbados) Limited, which had closed operations in 2000. In the third quarter of 2001, the Company acquired a Dr Pepper franchise in Illinois. During the first quarter of 2001, the Company reached an agreement with Crescent Distributing, LLC (Crescent), a wholly-owned subsidiary of Poydras Street Investors LLC (Poydras). Under the agreement, the joint venture between the Company and Poydras was terminated with Crescent retaining sole ownership of the rights to the beer operations and related assets and the Company assuming sole ownership of the rights to the soft drink operations and related assets. The results derived from the beer operations were not material to the Company's overall business. On December 29, 2000, the Company acquired the Pepsi bottling operations in Trinidad and Tobago. On December 1, 1999, the Company acquired Toma, a leading soft drink company in the Czech Republic. These acquisitions were accounted for under the purchase method; accordingly, the operating results of the acquired companies are included in the Company's consolidated financial statements since the dates of acquisition. The effect of these acquisitions, had they been made as of the beginning of 1999, would not have been significant to the Company's operating results, and consideration paid for these acquisitions was not significant. In the first quarter of 2000, the Company sold its operations in the Baltics. This sale resulted in a gain of $2.6 million ($1.4 million after taxes), which is reflected in other (expense) income, net on the Consolidated Statements of Income. There were no other acquisitions or divestitures during 2001, 2000 or 1999. Acquisitions completed after June 30, 2001 were recorded in accordance with the requirements of SFAS Nos. 141 and 142. No amortization expense was recorded for the acquisitions completed in the third and fourth quarters of fiscal 2001.

D. Pro Forma Financial Information
(unaudited and in millions, except per share data)

The pro forma condensed consolidated results of continuing operations presented below for 2001 and 2000 assume the following:

- The merger with the former PAS occurred as of the beginning of fiscal 2000.
- The after-tax gain from the divestiture of the Baltics in 2000 was excluded.
- The special charges recorded in 2001 and 2000 were excluded, as well as other non-recurring items recorded by the Company and the former PAS.
- Interest expense has been adjusted to assume the interest rates in effect in 2000 for the Company would have been in effect for debt assumed from the former PAS business units.
- The effective tax rate, excluding special charges and non-recurring items, was approximately 48 percent in 2001 and 50 percent in 2000.

	2001	2000
Sales	**$ 3,170.7**	$ 3,104.9
Income from continuing operations, adjusted as described above	**93.2**	84.3
Income per common share-basic	**0.60**	0.54
Income per common share-diluted	**0.60**	0.53

The above pro forma results are for informational purposes only and may not be indicative of actual results that would have occurred had the merger with the former PAS taken place as of the beginning of fiscal 2000.

3. Discontinued Operations

Loss from discontinued operations in 2001 resulted from a charge of $111 million ($71.2 million after taxes) recorded in the fourth quarter for environmental liabilities (see Note 15) related to a former subsidiary of the Company, Pneumo Abex. Income from discontinued operations in 2000 includes the reversal of prior accruals resulting from certain insurance settlements for environmental matters related to Pneumo Abex, net of certain increased environmental and related accruals. Income in 2000 is net of $5.8 million in income tax expense. Loss from discontinued operations in 1999 includes after-tax amounts related to a second quarter $12 million settlement of environmental litigation filed against Pneumo Abex, as well as second quarter and fourth quarter increases of $30.8 million and $39 million, respectively, in accruals for other environmental matters related to Pneumo Abex. Loss in 1999 is net of $30.1 million in tax benefit.

4. Special Charges

In the fourth quarter of 2001, the Company recorded special charges totaling $9.2 million ($5.7 million after tax) primarily for severance costs and other costs related to changing the Company's marketing and distribution strategy in Hungary, as well as for the write-down of marketing equipment in the U.S. The write-down of marketing equipment was recorded in conjunction with the start-up of the Ft. Wayne, Indiana refurbishment operations.

In the first quarter of 2001, the Company recorded a special charge of $4.6 million ($2.8 million after tax) related to further organization changes resulting from the merger with the former PAS. This charge was principally composed of severance and related benefits.

In the fourth quarter of 2000, the Company recorded a special charge of $21.7 million ($13.2 million after tax). The charge, related to the merger with the former PAS, included severance, related benefits and other payments to executives and employees of the Company totaling $17.1 million. Further, in connection with the closure of its production facility in Ft. Wayne, Indiana, the Company recorded a charge of $4.6 million, which included a write-down of building and equipment and $0.5 million for severance payments and other benefits.

In the third quarter of 1999, the Company recorded a special charge of $4.5 million ($2.8 million after tax) for staff reduction costs in certain domestic markets.

In the second quarter of 1999, the Company recorded a special charge of $23.4 million, which included $18.6 million ($11.4 million after tax) for staff reduction costs and non-cash asset write-downs, principally related to the acquisition of the domestic and international territories from PepsiCo. In addition, the Company announced it would seek the sale of the Baltic operations to a third party and recorded a write-down of the Company's investment by $4.8 million, which is included in special charges.

In 1997, the Company recorded special charges totaling $49.3 million, consisting of $14.8 million to consolidate a number of the Company's domestic divisions, including reductions in staffing levels, and to write-down certain assets in its domestic and international operations, and $34.5 million relating to the severance of essentially all of the former Whitman corporate management and staff and for expenses associated with the spin-offs. The final payments of severance and related benefits for the 1997 charges were made in January 2000.

The following table summarizes the activity associated with special charges during the periods presented:

(in millions)	2001 Charges	2000 Charges	1999 Charges	1997 Charges	Total
Accrued liabilities as of fiscal year end 1998				$ 14.5	$ 14.5
Special charges:					
Asset write-downs associated with exit of plastic returnable bottle package in existing international territories			$ 7.6		7.6
Other asset write-downs			5.9		5.9
Employee related costs			9.6		9.6
Write-down of Baltic operations			4.8		4.8
Total			27.9		27.9
Expenditures and asset write-downs:					
Asset write-downs			(18.3)		(18.3)
Expenditures for employee related costs			(5.3)	(6.2)	(11.5)
Accrued liabilities as of fiscal year end 1999			4.3	8.3	12.6
Special charges:					
Employee related costs		$ 17.6			17.6
Asset write-downs associated with Ft. Wayne production facility closure		4.1			4.1
Total		21.7			21.7
Expenditures and asset write-downs:					
Asset write-downs		(4.1)			(4.1)
Expenditures for employee related costs		(0.2)	(4.3)	(8.3)	(12.8)
Accrued liabilities as of fiscal year end 2000		17.4	—	—	17.4
Special charges:					
Employee related costs	$ 8.1				8.1
Asset write-downs	2.9				2.9
Lease terminations and other costs	2.8				2.8
Total	13.8				13.8
Application of special charges:					
Asset-write downs	(2.9)				(2.9)
Acceleration of stock awards vesting	(1.2)				(1.2)
Expenditures for employee related costs	(2.1)	(15.7)			(17.8)
Expenditures for lease terminations and other costs	(1.2)				(1.2)
Accrued liabilities as of fiscal year end 2001	$ 6.4	$ 1.7	$ —	$ —	$ 8.1

Employee related costs of $8.1 million recorded in the fourth quarter of 2001 include $3.5 million of severance and other payments to employees affected by changes to the Company's marketing and distribution strategy in Hungary. These changes affected 470 employees in total, of which 444 remain at the end of fiscal 2001. The balance of the employee related costs of $4.6 million recorded in 2001 and $17.6 million recorded in 2000 include severance payments to employees affected by management changes related to the merger with the former PAS, including executives and other employees, as well as employees of the Ft. Wayne, Indiana production facility. These changes affected approximately 55 employees in total, of which two remain at the end of fiscal 2001. Employee related costs of $9.6 million recorded in the 1999 special charges include severance payments for management and staff affected by the consolidation of international headquarters and operations in Poland and management changes in certain domestic markets. The charges recorded in 1999 resulted in the elimination of approximately 310 positions, all of which were eliminated as of fiscal year end 2000.

The accrued liabilities remaining as of fiscal year end 2001 are comprised primarily of deferred severance payments, certain employee benefits and expected lease termination payments. The Company expects to pay substantially all of the $8.1 million accrued, using cash from operations, during the next 12 months; accordingly, such amounts are classified as other current liabilities.

5. Interest Expense, Net

Interest expense, net, consisted of the following:

(in millions)	2001	2000	1999
Interest expense	$ (92.6)	$ (85.8)	$ (67.1)
Interest income	1.8	1.8	3.2
Interest expense, net	$ (90.8)	$ (84.0)	$ (63.9)

6. Income Taxes

Income taxes (benefits) related to continuing operations consisted of the following:

(in millions)	2001	2000	1999
Current:			
Federal	$ 33.9	$ 43.2	$ 34.9
Non-U.S.	0.2	0.9	—
State and local	5.7	5.9	7.2
Total current	39.8	50.0	42.1
Deferred:			
Federal	40.4	18.5	(19.4)
Non-U.S.	—	(2.0)	1.5
State and local	3.6	3.1	(2.1)
Total deferred	44.0	19.6	(20.0)
Total income taxes	$ 83.8	$ 69.6	$ 22.1

In the second quarter of 1999, as a result of the Central European territory acquisitions, the Company assessed certain previous tax positions related to its international operations and eliminated $19.8 million of deferred tax liabilities recorded in prior periods. Beginning in the second quarter of 1999, the Company no longer defers the U.S. tax benefits on international losses. The table below reconciles the income tax provision for continuing operations at the U.S. federal statutory rate to the Company's actual income tax provision on continuing operations.

The Company has settled Federal income tax audits with the IRS through the 1995 tax year. Adjustments to accruals resulting from these audits are reflected in "other items, net" in the table below:

	2001		2000		1999	
(in millions)	Amount	%	Amount	%	Amount	%
Income taxes computed at the U.S. federal statutory rate on income from continuing operations excluding non-recurring items	$ 62.5	35.0	$ 56.1	35.0	$ 48.3	35.0
State income taxes, net of federal income tax benefit	6.2	3.5	6.3	3.9	6.0	4.3
Non-deductible portion of amortization–intangible assets	16.1	9.0	13.2	8.2	9.2	6.7
Other items, net	0.8	0.5	1.3	0.9	2.5	1.8
Income tax on continuing operations, excluding non-recurring items	$ 85.6	48.0	$ 76.9	48.0	$ 66.0	47.8
Tax benefit of special charges and credits and elimination of deferred tax liabilities recorded in prior periods	(1.8)		(7.3)		(43.9)	
	$ 83.8		$ 69.6		$ 22.1	

Deferred income taxes are attributable to temporary differences which exist between the financial statement bases and tax bases of certain assets and liabilities. As of fiscal year end 2001 and 2000, deferred income taxes are attributable to:

(in millions)	**2001**	2000
Deferred tax assets:		
Non-U.S. net operating loss and tax credit carryforwards	**$ 87.8**	$ 99.1
U.S. net operating loss and tax credit carryforwards	**37.5**	42.1
Provision for special charges and previously sold businesses	**50.6**	18.5
Lease transactions	**5.2**	8.1
Unrealized losses on investments	**6.7**	7.6
Pension and postretirement benefits	**9.7**	12.6
Deferred compensation	**2.7**	6.5
Other	**20.5**	19.9
Gross deferred tax assets	**220.7**	214.4
Valuation allowance on net operating loss and tax credit carryforwards	**(110.1)**	(99.1)
Net deferred tax assets	**110.6**	115.3
Deferred tax liabilities:		
Property	**(106.7)**	(93.5)
Intangible assets	**(15.3)**	(16.1)
Deferred state taxes	**(9.5)**	(7.5)
Other	**(33.5)**	(28.8)
Total deferred tax liabilities	**(165.0)**	(145.9)
Net deferred tax liability	**$ (54.4)**	$ (30.6)
Net deferred tax asset (liability) included in:		
Other current assets	**$ 14.5**	$ 16.4
Deferred income taxes	**(68.9)**	(47.0)
Net deferred tax liability	**$ (54.4)**	$ (30.6)

There currently is no undistributed non-U.S. income because the Company's international operations have accumulated pretax losses. Pretax losses from international operations were $44.2 million, $32.9 million and $45.3 million in 2001, 2000 and 1999, respectively. In connection with the merger with the former PAS, the Company became the successor to U.S. Federal net operating loss (NOLs) and tax credit carryforwards, as well as non-U.S. NOLs. The Company also has NOLs related to its Central European operations. As of fiscal year end 2001, the U.S. NOLs were $107.1 million and expire in 2003 through 2019, while the non-U.S. NOLs amounted to $289.3 million. Utilization of U.S. and non-U.S. NOLs is limited by both the U.S. Internal Revenue Code and by various international tax laws. The Company has provided a valuation allowance against substantially all of the non-U.S. NOLs. During 2001, the Company provided an after tax valuation allowance of $23 million against the U.S. NOLs, which was recorded as an adjustment to intangible assets. These valuation allowances reflect the uncertainty of the Company's ability to fully utilize these benefits given the limited carryforward periods permitted by the various taxing jurisdictions. Any future adjustments to the NOLs succeeded to the Company, in connection with the merger with the former PAS, will be recorded as an adjustment to intangible assets.

7. Sales of Receivables

In the fourth quarter of 2000, Whitman Finance, a special purpose entity and wholly-owned subsidiary of the Company, entered into an agreement (the Securitization) with a major U.S. financial institution to sell an undivided interest in its receivables. The agreement involves the sale of receivables by certain of the Company's domestic subsidiaries to Whitman Finance, which in turn sells an undivided interest in a revolving pool of receivables to the financial institution. Costs related to this arrangement, including losses on the sale of receivables, are included in interest expense.

The facility was fully utilized as of fiscal year end 2001 and 2000. As a result, receivables for which an undivided ownership interest was sold under the program totaled $210.8 million and $217.4 million at fiscal year end 2001 and 2000, respectively, yielding cash proceeds from the revolving facility of $150 million. This resulted in a $150 million reduction in the Company's balances of receivables and short-term debt. The receivables were sold to the financial institution at a discount, which resulted in losses of $6.3 million and $0.7 million in 2001 and 2000, respectively. The retained undivided interest of $56.5 million and $63.1 million is included in receivables, at fair value, as of fiscal year end 2001 and 2000, respectively. The fair value incorporates expected credit losses, which are based on specific identification of uncollectible accounts and application of historical collection percentages by aging category. Since substantially all receivables sold to Whitman Finance carry 30-day terms of payment, the retained interest is not discounted. The weighted-average key credit loss assumption used in measuring the retained interests at the date of the Securitization and as of fiscal year end 2001 and 2000, including the sensitivity of the current fair value of retained interests as of fiscal year end 2001 to immediate 10 percent and 20 percent adverse changes in the credit loss assumption, are as follows:

(in millions)	As of Fiscal Year End 2001		
	Actual	10% Adverse Change	20% Adverse Change
Expected credit losses	2.6%	2.9%	3.1%
Fair value of retained interests	$ 56.5	$ 56.0	$ 55.5

	As of Fiscal Year End 2000	
	Date of Initial Securitization	As of Fiscal Year End
Expected credit losses	3.3%	3.3%
Fair value of retained interests	$ 66.7	$ 63.1

The above sensitivity analysis is hypothetical and should be used with caution. Changes in fair value based on a 10 or 20 percent variation should not be extrapolated because the relationship of the change in assumption to the change in fair value may not always be linear. Whitman Finance's total delinquencies (receivables over 60 days past due) as of fiscal year end 2001 and 2000 were $7.8 million and $9.8 million, respectively. Whitman Finance's credit losses were $3.7 million in 2001. Due to the timing of the Securitization, Whitman Finance's credit losses were not significant in 2000.

8. Debt

Long-term debt as of fiscal year end 2001 and 2000 consisted of the following:

(in millions)	2001	2000
5.79% notes due 2013 (remarketable in 2003)	$ 150.0	$ —
5.95% notes due 2006	200.0	—
6.0% notes due 2004	150.0	150.0
6.375% notes due 2009	150.0	150.0
9.75% notes due 2003	—	125.9
7.5% notes due 2003	125.0	125.0
7.29% and 7.44% notes due 2026 ($100 million and $25 million due 2004 and 2008, respectively, at option of note holder)	125.0	125.0
6.5% notes due 2006	100.0	100.0
7.5% notes due 2001	—	75.0
6.9% notes due 2005	60.0	60.0
Various other debt	21.6	27.0
Fair value adjustment from interest rate swaps	(1.1)	—
Unamortized premium (discount)	2.9	(2.7)
Total debt	1,083.4	935.2
Less: amount classified as short-term debt	—	75.1
Total long-term debt	$ 1,083.4	$ 860.1

The Company maintains revolving credit agreements with maximum borrowings of $500 million, which act as a back-up for the Company's commercial paper program; giving the Company a total of $500 million available under the commercial paper program and revolving credit facilities combined. In addition, the Company from time to time borrows funds under unsecured money market loans. The interest rates on the revolving credit facility, expiring in 2004, are based primarily on the London Interbank Offered Rate (LIBOR). There were no borrowings under the revolving credit facility as of fiscal year end 2001 or 2000. The weighted-average borrowings under the commercial paper program and money market loans during 2001 and 2000 were $272.3 million and $372.1 million, respectively. The Company is in compliance with all covenants under its debt agreements.

In January 2001, the Company redeemed the 9.75 percent notes due 2003 with a face value of $120 million at a rate, including premium, of 104.875. During February and March 2001, the Company issued $200 million and $150 million of notes with coupon rates of 5.95 percent due 2006 and 5.79 percent due 2013, respectively. The notes issued in March 2001 will be mandatorily redeemed by the Company in March 2003. At that time, the underwriter has the option to purchase and reissue the notes with an additional 10 years to maturity and a new stated interest rate.

The amounts of long-term debt, excluding obligations under capital leases, scheduled to mature in the next five years are as follows:

Fiscal Year	Amount
(in millions)	
2002	$ —
2003	275.0
2004	250.0
2005	61.0
2006	300.0

The fair market value of the Company's floating rate debt as of fiscal year end 2001 approximated its carrying value. The Company's fixed rate debt had a carrying value of $884.5 million, as adjusted for the conversion of certain fixed rate notes to floating rate through the use of swap contracts (see Note 10), and an estimated fair market value of $912.6 million as of fiscal year end 2001. The fair market value of the fixed rate debt was based upon quotes from financial institutions for instruments with similar characteristics or upon discounting future cash flows.

9. Leases

As of fiscal year end 2001, annual minimum rental payments required under capital leases and operating leases that have initial noncancelable terms in excess of one year were as follows:

(in millions)	Capital Leases	Operating Leases
2002	$ 0.7	$ 17.7
2003	0.4	14.8
2004	0.1	11.7
2005	—	7.3
2006	—	4.8
Thereafter	—	16.1
Total minimum lease payments	1.2	$ 72.4
Less: imputed interest	(0.1)	
Present value of minimum lease payments	$ 1.1	

Total rent expense applicable to operating leases amounted to $21.5 million, $17.8 million and $19.1 million in 2001, 2000 and 1999, respectively. During 2000, the Company assumed the operating lease commitments of the former PAS (see Note 2) and renewed several long-term operating lease commitments. A majority of the Company's leases provide that the Company pays taxes, maintenance, insurance and certain other operating expenses.

10. Financial Instruments

The Company uses derivative financial instruments to reduce the Company's exposure to adverse fluctuations in commodity prices. These financial instruments are "over-the-counter" instruments and were designated at their inception as hedges of underlying exposures. The Company does not use derivative financial instruments for trading purposes.

The Company enters into derivative financial instruments to hedge future fluctuations in aluminum prices. Each instrument hedges price fluctuations on a portion of the Company's aluminum can requirements. Because of the high correlation between aluminum commodity prices and the Company's contractual cost of aluminum cans, the Company considers these hedges to be highly effective. During 2001, the Company began entering into derivative financial instruments to hedge against volatility in future cash flows on anticipated diesel fuel purchases, the prices of which are indexed to diesel fuel market prices. As of fiscal year end 2001, the Company has hedged a portion of its future domestic aluminum and diesel fuel requirements into fiscal 2003. As of fiscal year end 2001, the Company had deferred $7.9 million ($4.8 million net of tax) of aluminum and fuel hedging losses in accumulated other comprehensive income, a majority of which will be reclassified into cost of goods sold during fiscal 2002.

During 2001, the Company entered into swap contracts with an aggregate notional amount of $200 million to convert a portion of its fixed rate debt to floating rate debt, with the objective of reducing overall borrowing costs. These swaps are accounted for as fair value hedges, since they hedge against the fair value of fixed rate debt resulting from fluctuations in interest rates. The fair value of the interest rate swaps as of fiscal year end 2001 was ($1.1) million, which is reflected in "Other liabilities" on the Consolidated Balance Sheets, with a corresponding decrease in "Long-term debt" representing the change in fair value of the fixed rate debt. The fair value adjustment had no earnings impact since the swaps are considered highly effective in eliminating the interest rate risk of the fixed rate debt they are hedging.

11. Pension and Other Postretirement Plans

Company-sponsored defined benefit pension plans. Salaried employees were provided pension benefits based on years of service and generally were limited to a maximum of 20 percent of the employee's average annual compensation during the five years preceding retirement. Plans covering non-union hourly employees generally provided benefits of stated amounts for each year of service. Plan assets are invested primarily in common stocks, corporate bonds and government securities. In connection with the integration of the former Whitman Corporation and former PAS domestic benefit plans during the first quarter of 2001, the Company amended its pension plans to freeze pension benefit accruals for substantially all salaried and non-union employees effective December 31, 2001. Employees age 50 or older with 10 or more years of vesting service were grandfathered such that they will continue to accrue benefits after December 31, 2001 based on their final average pay as of December 31, 2001. As a result of this plan amendment, the Company recognized a one-time curtailment gain of $8.9 million ($5.4 million after taxes). The existing domestic salaried and non-union pension plans were replaced by an additional Company contribution to the 401(K) plan beginning January 1, 2002.

Net periodic pension cost for 2001, 2000 and 1999 included the following components:

(in millions)	**2001**	2000	1999
Service cost	**$ 5.2**	$ 5.4	$ 5.1
Interest cost	**8.0**	7.7	7.0
Expected return on plan assets	**(11.3)**	(9.4)	(8.6)
Amortization of actuarial loss	**(0.7)**	(0.9)	—
Amortization of transition asset	**(0.2)**	(0.2)	(0.2)
(Curtailment) settlement	**(8.9)**	0.1	—
Amortization of prior service cost	**(0.2)**	1.0	1.0
Net periodic pension (benefit) cost	**$ (8.1)**	$ 3.7	$ 4.3

The following tables outline the changes in benefit obligations and fair values of plan assets for the Company's pension plans and reconciles the pension plans' funded status to the amounts recognized in the Company's balance sheets as of fiscal year end 2001 and 2000:

(in millions)	**2001**	2000
Benefit obligation at beginning of year	**$ 115.6**	$ 104.5
Service cost	**5.2**	5.4
Interest cost	**8.0**	7.7
Amendments, including curtailment	**(14.5)**	0.3
Actuarial loss (gain)	**11.8**	(2.9)
Acquisition	**—**	7.1
Benefits paid	**(9.9)**	(6.5)
Benefit obligation at end of year	**$ 116.2**	$ 115.6
Fair value of plan assets at beginning of year	**$ 137.2**	$ 115.2
Actual return on plan assets	**(23.0)**	16.5
Employer contributions	**7.5**	2.4
Acquisition	**—**	9.6
Benefits paid	**(9.9)**	(6.5)
Fair value of plan assets at end of year	**$ 111.8**	$ 137.2
Funded status	**$ (4.4)**	$ 21.6
Unrecognized net actuarial loss (gain)	**15.9**	(30.6)
Unrecognized prior service cost	**(1.1)**	4.2
Unrecognized transition asset	**—**	(0.2)
Net amount recognized	**$ 10.4**	$ (5.0)

Net amounts recognized in the balance sheets consist of:

(in millions)	**2001**	2000
Prepaid pension cost	**$ 12.8**	$ 2.5
Accrued pension liability	**(11.5)**	(7.5)
Intangible assets	**2.4**	—
Accumulated other comprehensive loss	**6.7**	—
Net amount recognized	**$ 10.4**	$ (5.0)

Accumulated other comprehensive loss is reflected in the Consolidated Balance Sheets net of tax. The Company uses September 30 as the measurement date for plan assets and obligations. Due in part to the depressed condition of the U.S. stock markets on September 30, 2001, the Company's pension plans are in a $4.4 million underfunded status overall according to the information presented above. The plan assets of the Company's pension plans as of fiscal year end 2001 were approximately $6.5 million higher than plan assets at the September 30 measurement date.

Pension costs are funded in amounts not less than minimum levels required by regulation. The principal economic assumptions used in the determination of net periodic pension cost and benefit obligations were as follows:

	2001	2000	1999
Net periodic pension cost:			
Discount rates	**7.75%**	7.5%	6.5%
Expected long-term rates of return on assets	**9.50%**	9.5%	9.5%
Rates of increase in future compensation levels	**5.25%**	5.0%	4.0%
Benefit obligation:			
Discount rates	**7.25%**	7.75%	
Rates of increase in future compensation levels	**4.75%**	5.25%	

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $38.5 million, $38.3 million and $30 million, respectively, as of fiscal year end 2001 and $4.6 million, $3.7 million and zero, respectively, as of fiscal year end 2000.

Company-sponsored defined contribution plans. Substantially all U.S. salaried employees and certain U.S. hourly employees participate in voluntary, contributory defined contribution plans to which the Company makes partial matching contributions. Also, in connection with the aforementioned freeze of the Company's pension plans, the Company began making supplemental contributions in 2002 to substantially all U.S. salaried employees' and eligible hourly employees' 401(K) accounts regardless of the level of each employee's contributions. Company contributions to these plans amounted to $8.5 million, $7 million and $6.1 million in 2001, 2000 and 1999, respectively.

Multi-employer pension plans. The Company's subsidiaries participate in a number of multi-employer pension plans, which provide benefits to certain union employee groups of the Company. Amounts contributed to the plans totaled $3.9 million, $2.9 million and $3.9 million in 2001, 2000 and 1999, respectively.

Post-retirement benefits other than pensions. The Company provides substantially all former U.S. salaried employees who retired prior to July 1, 1989 and certain other employees in the U.S., including certain employees in the territories acquired from PepsiCo, with certain life and health care benefits. U.S. salaried employees retiring after July 1, 1989, except covered employees in the territories acquired from PepsiCo in 1999, generally are required to pay the full cost of these benefits. Effective January 1, 2000, non-union hourly employees are also eligible for coverage under these plans, but are also required to pay the full cost of the benefits. Eligibility for these benefits varies with the employee's classification prior to retirement. Benefits are provided through insurance contracts or welfare trust funds. The insured plans generally are financed by monthly insurance premiums and are based upon the prior year's experience. Benefits paid from the welfare trust are financed by monthly deposits which approximate the amount of current claims and expenses. The Company has the right to modify or terminate these benefits.

Net periodic cost of post-retirement benefits other than pensions for 2001, 2000 and 1999 amounted to $1.2 million, $0.8 million and $0.6 million, respectively. The Company's post-retirement life and health benefits are not funded. The unfunded accrued post-retirement benefits amounted to $25.5 million as of fiscal year end 2001 and $25 million as of fiscal year end 2000.

Multi-employer post-retirement medical and life insurance. The Company's subsidiaries participate in a number of multi-employer plans which provide health care and survivor benefits to union employees during their working lives and after retirement. Portions of the benefit contributions, which cannot be disaggregated, relate to post-retirement benefits for plan participants. Total amounts charged against income and contributed to the plans (including benefit coverage during their working lives) amounted to $10.1 million, $10 million and $4.9 million in 2001, 2000 and 1999, respectively. Effective at the beginning of 2000, certain union employee groups terminated participation in PepsiCo-sponsored plans and began participation in multi-employer plans, which added $4.4 million of expense relative to multi-employer plans in 2000.

12. Stock Options and Warrants

The Company's Stock Incentive Plan (the Plan), originally approved by shareholders in 1982 and subsequently amended from time to time, provides for granting incentive stock options, nonqualified stock options, related stock appreciation rights (SARs), restricted stock awards, and performance awards or any combination of the foregoing. Generally, outstanding nonqualified stock options are exercisable during a ten-year period beginning one to three years after the date of grant. All options are granted at fair market value at the date of grant. There are no outstanding stock appreciation rights as of fiscal year end 2001.

In connection with the merger with the former PAS (see Note 2), all outstanding stock options of the former PAS were converted to options to acquire shares of the Company's stock. No cash or other consideration was issued to employees, and the aggregate intrinsic value of each option immediately after the the merger was not greater than the aggregate intrinsic value of each former PAS option immediately before the merger. Further, the ratio of the exercise price for each option to the market value per share was not reduced, and the vesting provisions and option period of each original grant remained the same. Accordingly, no new measurement date was established relative to the converted options.

In connection with the transaction with PepsiCo, all shares granted prior to 1999 were vested in full during 1999.

Changes in options outstanding are summarized as follows:

	Options Outstanding		
	Options	Range of Exercise Prices	Weighted-Average Exercise Price
Balance, fiscal year end 1998	6,881,921	7.04 - 22.66	13.21
Granted	3,744,600	13.91 - 22.63	20.76
Exercised or surrendered	(231,416)	7.04 - 16.13	10.61
Recaptured or terminated	(154,489)	14.46 - 22.63	21.58
Balance, fiscal year end 1999	10,240,616	7.04 - 22.66	15.90
Granted	2,322,597	11.97 - 14.66	12.49
Exercised or surrendered	(262,798)	7.04 - 12.19	8.39
Recaptured or terminated	(500,622)	11.45 - 22.63	16.66
Converted from former PAS options	1,451,087	10.81 - 22.53	14.44
Balance, fiscal year end 2000	13,250,880	7.37 - 22.66	15.14
Granted	**1,504,179**	**12.17 - 16.48**	**15.68**
Exercised or surrendered	**(727,166)**	**7.37 - 15.88**	**9.27**
Recaptured or terminated	**(1,003,782)**	**11.97 - 22.63**	**17.30**
Balance, fiscal year end 2001	**13,024,111**	**8.08 - 22.66**	**15.49**

The number of options exercisable as of fiscal year end 2001 was 9,861,793, with a weighted-average exercise price of $15.77, compared with options exercisable of 9,066,069 as of fiscal year end 2000 and 7,010,916 as of fiscal year end 1999 with weighted-average exercise prices of $15.37 and $13.79, respectively. As of fiscal year end 2001, there were 6,247,763 shares available for future grants, which includes shares remaining from the 8,000,000 shares provided for by the adoption of the 2000 Stock Incentive Plan in May, 2000. The following table summarizes information regarding stock options outstanding and exercisable as of fiscal year end 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options Outstanding	Weighted-Average Remaining Life (in years)	Weighted-Average Exercise Price	Options Exercisable	Weighted-Average Exercise Price
$ 8.08 - $10.82	1,039,954	1.4	$ 8.85	1,036,903	$ 8.85
$11.26 - $16.78	8,700,797	6.7	14.23	5,944,344	14.40
$16.94 - $22.66	3,283,360	7.1	20.94	2,880,546	21.08
Total Options	13,024,111	6.4	15.49	9,861,793	15.77

SFAS No. 123, "Accounting for Stock-Based Compensation" requires, among other items, the Company to disclose either in the Consolidated Statements of Income or in the Notes to the Consolidated Financial Statements an estimate of the cost of stock options granted to employees. The Company has elected to continue to account for stock options granted to employees in accordance with the intrinsic value method under Accounting Principles Board Opinion No. 25. However, using the Black-Scholes model and the assumptions presented in the following table, the weighted-average estimated fair values at the dates of grant of options in 2001, 2000 and 1999 were $5.61, $4.60 and $6.43, respectively.

The following table contains the Black-Scholes assumptions used:

	2001	2000	1999
Risk-free interest rate	4.9%	6.6%	5.0%
Expected dividend yield	0.4%	0.4%	0.9%
Expected volatility	32.2%	28.9%	27.8%
Estimated lives of options (in years)	5.0	5.0	5.0

Based upon the above assumptions, the Company's net income (loss) and income (loss) per share, adjusted to reflect the disclosures required under SFAS No. 123, would have been:

(in millions, except per share amounts)	2001	2000	1999
Pro forma income (loss):			
Income from continuing operations	$ 82.4	$ 64.4	$ 37.3
Income (loss) from discontinued operations	(71.2)	8.9	(51.7)
Net income (loss)	$ 11.2	$ 73.3	$(14.4)
Pro forma income (loss) per share - basic:			
Continuing operations	$ 0.53	$ 0.46	$ 0.30
Discontinued operations	(0.46)	0.07	(0.42)
Net income (loss)	$ 0.07	$ 0.53	$(0.12)
Pro forma income (loss) per share - diluted:			
Continuing operations	$ 0.53	$ 0.46	$ 0.30
Discontinued operations	(0.46)	0.07	(0.42)
Net income (loss)	$ 0.07	$ 0.53	$(0.12)

The Company granted 136,014 restricted shares of stock at a weighted-average fair value (at the date of grant) of $16.475 in 2001, to key members of management under the Plan. The Company recognized compensation expense of $0.4 million in 2001 relating to these grants. At December 29, 2001, there were 101,612 restricted shares outstanding under the Plan. No restricted shares were granted in 2000 or 1999.

In connection with the merger with the former PAS (see Note 2), the Company converted former PAS warrants to warrants to acquire shares of the Company's stock. The warrants are exercisable by Dakota Holdings, LLC and by V. Suarez & Co., Inc. for the purchase of 377,128 and 94,282 shares, respectively, of the Company's common stock at $24.79 per share, exercisable anytime until February 17, 2006. Dakota Holdings, LLC currently owns approximately 14.2 million shares of the Company's common stock.

13. Shareholder Rights Plan and Preferred Stock

On May 20, 1999, the Company adopted a Shareholder Rights Plan and declared a dividend of one preferred share purchase right (a Right) for each outstanding share of common stock, par value $0.01 per share, of the Company. The dividend was paid on June 11, 1999 to the shareholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Company at a price of $61.25 per one one-hundredth of a share of such Preferred Stock, subject to adjustment. The Rights will become exercisable if someone buys 15 percent or more of the Company's common stock or following the commencement of, or announcement of an intention to commence, a tender or exchange offer to acquire 15 percent or more of the Company's common stock. In addition, if someone buys 15 percent or more of the Company's common stock, each right will entitle its holder (other than that buyer) to purchase, at the Right's $61.25 purchase price, a number of shares of the Company's common stock having a market value of twice the Right's $61.25 exercise price. If the Company is acquired in a merger, each Right will entitle its holder to purchase, at the Right's $61.25 purchase price, a number of the acquiring company's common shares having a market value at the time of twice the Right's exercise price. The plan was subsequently amended on August 18, 2000 in connection with the merger agreement with the former PAS.

The amendment to the rights agreement provides that:

◦ None of Pohlad Companies, any affiliate of Pohlad Companies, Robert C. Pohlad, affiliates of Robert C. Pohlad or the former PepsiAmericas will be deemed an "Acquiring Person" (as defined in the rights agreement) solely by virtue of (1) the consummation of the transactions contemplated by the merger agreement, (2) the acquisition by Dakota Holdings of shares of the Company's common stock in connection with the merger, or (3) the acquisition of shares of the Company's common stock permitted by the Pohlad shareholder agreement;

◦ Dakota Holdings will not be deemed an "Acquiring Person" (as defined in the rights agreement) so long as it is owned solely by Robert C. Pohlad, affiliates of Robert C. Pohlad, PepsiCo and/or affiliates of PepsiCo; and

◦ A "Distribution Date" (as defined in the rights agreement) will not occur solely by reason of the execution, delivery and performance of the PepsiAmericas merger agreement or the consummation of any of the transactions contemplated by such merger agreement.

Prior to the acquisition of 15 percent or more of the Company's stock, the Rights can be redeemed by the Board of Directors for one cent per Right. The Company's Board of Directors also is authorized to reduce the threshold to 10 percent. The Rights will expire on May 20, 2009. The Rights do not have voting or dividend rights, and until they become exercisable, they have no dilutive effect on the per-share earnings of the Company.

The Company has 12.5 million authorized shares of Preferred Stock. There is no Preferred Stock issued or outstanding.

14. Supplemental Cash Flow Information

Net cash provided by continuing operations reflects cash payments and cash receipts as follows:

(in millions)	**2001**	2000	1999
Interest paid	**$ 85.8**	$ 84.7	$ 64.4
Interest received	**1.7**	1.8	3.8
Income taxes paid	**23.3**	47.1	37.5
Income tax refunds	**0.5**	2.1	1.0

15. Environmental and Other Contingencies

The Company is subject to certain indemnification obligations under certain agreements with previously sold subsidiaries, including potential environmental liabilities. There is significant uncertainty in assessing the Company's share of the potential liability for such indemnification. The assessment and determination for cleanup at the various sites involved is inherently speculative during the early stages, and the Company's indemnification obligation for such costs is subject to various factors, including the allocation of liabilities among many other potentially responsible and financially viable parties.

In fiscal 2001, the Company engaged outside consultants to assist it in estimating its liabilities. The outside consultants provided the Company with an estimate of the most likely costs of remediating the sites. Their estimates are based on their evaluations of the characteristics and parameters of the sites, including results from field inspections, test borings and water flows. Their estimates are based upon the use of current technology and remediation techniques, and do not take into consideration any inflationary trends upon such claims or expenses. Based upon these estimates, the Company recorded a charge to discontinued operations in the fourth quarter of 2001 of $111 million. The estimated costs associated with each of the sites discussed below are included in the aggregate accrued liabilities the Company has recorded. The Company expects a significant portion of the accrued liabilities will be disbursed during the next 10 years.

The Company continues to have environmental exposure related to certain remedial action at a facility in Portsmouth, Virginia for which the Company has an indemnity obligation. This is a superfund site which the United States Environmental Protection Agency (EPA) required be remediated. Through 2001, the Company had made indemnity payments of an estimated $38.5 million (net of $3.1 million of recoveries from other responsible parties) for remediation of the Portsmouth site (consisting principally of soil treatment and removal) and expects to incur an estimated $4.9 million to complete the remediation, administration and legal defense costs over the next several years.

The Company also has financial exposure related to certain remedial actions required at a facility which manufactured hydraulic equipment in Willits, California. The plant site is contaminated by various chemicals and metals. In August 1997, a final consent decree was issued in the case of the People of the State of California and the City of Willits, California v. Remco Hydraulics, Inc. This final consent decree was amended in December 2000 and established a trust whose officers are obligated to investigate and clean up this site. The Company is currently funding investigation and interim remediation costs on a year to year basis according to the final consent decree. Through 2001, the Company has made indemnity payments of an estimated $18 million for investigation and remediation at the Willits site (consisting principally of soil removal, groundwater and surface water treatment). The Company expects to incur an estimated $45 million in remediation and trust administration costs, with the majority of this amount being spent in the next several years. In addition, two lawsuits have been filed in California, which name several defendants including prior subsidiaries of the Company. The lawsuits allege that the Company is liable for personal injury and/or property damage resulting from environmental contamination at the facility. There are currently approximately 1,000 plaintiffs in the actions seeking an unspecified amount of damages, punitive damages, injunctive relief and medical monitoring damages. The Company is actively defending the actions. At this time, the Company does not believe these actions are material to the business or financial condition of the Company, although the outcome of the actions cannot be predicted with certainty and could be material to the Company's results of operations or cash flows in a given period.

The Company also has liability related to several investigations regarding on-site and off-site disposal of wastes generated at a facility in Mahwah, New Jersey, for which the Company has certain indemnity obligations. Through 2001, the Company has not indemnified a significant amount for remediation but has accrued and expects to incur an estimated $18 million for certain remediation, long-term monitoring and administration expenses over the next several years.

Although the Company has certain indemnification obligations for environmental liabilities at a number of other sites, including several superfund sites, it is not anticipated that the expense involved at any specific site would have a material effect on the Company. In the case of some of the other sites, the volumetric contribution for which the Company has an obligation has in most cases been estimated and other large, financially viable parties are responsible for substantial portions of the remainder.

As of fiscal year end 2001, the Company had $131.2 million accrued to cover potential indemnification obligations, including $20 million classified as current liabilities, which excludes possible insurance recoveries and is determined on an undiscounted cash flow basis. The estimated indemnification liabilities include expenses for the remediation of identified sites, payments to third parties for claims and expenses, and the expenses of on-going evaluations and litigation.

During the second quarter of 2000, a trust was established that will be used to satisfy a portion of the future indemnification obligations. As a result of the establishment of the trust, the Company removed from its consolidated balance sheet a portion of its existing liabilities to which the trust is expected to be responsive. No payments were made by the trust during 2000 or 2001, and the trust held $34.3 million as of fiscal year end 2001. The Company and certain previously sold subsidiaries have in the past successfully negotiated settlements with insurance companies and other responsible parties related to underlying liabilities, including recoveries of $6.2 million in 2001. Receivables of $25 million for future amounts anticipated from insurance companies and other responsible parties were included as assets on the Company's consolidated balance sheet as of fiscal year end 2001.

The Company has contingent liabilities from various pending claims and litigation on a number of matters, including indemnification claims under agreements with certain previously sold subsidiaries for products liability and toxic torts. The ultimate liability for these claims cannot be determined. In the opinion of management, based upon information currently available, the ultimate resolution of these claims and litigation, including potential environmental exposures and considering amounts already accrued, should not have a material effect on the Company's financial condition, although amounts recorded in a given period could be material to the results of operations or cash flows for that period.

Existing environmental liabilities associated with the Company's continuing operations are not material.

16. Segment Reporting

The Company operates in one industry, carbonated soft drinks and other ready-to-drink beverages, split into two geographic areas – Domestic and International. The Company does business in 18 states in the U.S., and outside the U.S. the Company does business in Poland, Hungary, the Czech Republic, Republic of Slovakia, Puerto Rico, Jamaica, Barbados, the Bahamas and Trinidad and Tobago.

Selected financial information related to the Company's geographic segments is shown below:

(in millions)	Sales			Operating Income (Loss)		
	2001	2000	1999	**2001**	2000	1999
Domestic	**$ 2,726.4**	$ 2,242.8	$1,951.4	**$ 297.0**	$ 246.7	$ 228.3
International	**444.3**	284.8	186.8	**(28.6)**	(23.7)	(46.8)
Total	**$ 3,170.7**	$ 2,527.6	$2,138.2	**$ 268.4**	$ 223.0	$ 181.5
Interest expense, net				**(90.8)**	(84.0)	(63.9)
Other (expense) income, net				**(3.7)**	2.1	(46.0)
Pretax income				**$ 173.9**	$ 141.1	$ 71.6

	Capital Investments			Depreciation and Amortization		
	2001	2000	1999	**2001**	2000	1999
Domestic	**$ 180.5**	$ 137.7	$ 145.9	**$ 160.8**	$ 132.5	$ 99.3
International	**38.1**	27.7	19.5	**38.9**	31.5	24.9
Total operating	**$ 218.6**	$ 165.4	$ 165.4	**199.7**	164.0	124.2
Non-operating				**2.4**	2.4	2.4
Total				**$ 202.1**	$ 166.4	$ 126.6

	Assets		Long-Lived Assets	
	2001	2000	**2001**	2000
Domestic	**$2,931.9**	$2,833.2	**$2,518.8**	$2,437.3
International	**376.0**	396.0	**274.1**	282.3
Total operating	**3,307.9**	3,229.2	**2,792.9**	2,719.6
Non-operating	**111.4**	106.4	**68.1**	74.2
Total	**$3,419.3**	$3,335.6	**$2,861.0**	$2,793.8

Operating income is exclusive of net interest expense, other miscellaneous income and expense items, and income taxes. In 2001, the Company recorded special charges of $13.8 million (see Note 4), which reduced reported operating income for domestic and international operations by $6.3 million and $7.5 million, respectively. Also in 2001, the Company recorded a gain on pension curtailment (see Note 11) that increased reported domestic operating income by $8.9 million. In 2000, the Company recorded special charges of $21.7 million (see Note 4), which reduced the reported domestic operating income. In 1999, the Company recorded special charges of $27.9 million (see Note 4), which reduced reported operating income for domestic and international operations by $7.3 million and $20.6 million, respectively. Foreign currency gains or losses in the periods presented above were not significant. There were no export sales, and sales between geographic areas were insignificant. Sales to any single customer and sales to domestic or non-U.S. governments were individually less than ten percent of consolidated sales.

Non-operating assets are principally cash and equivalents, investments, property and miscellaneous other assets, including $29.1 million and $30.3 million of real estate investments as of fiscal year end 2001 and 2000, respectively. Long-lived assets represent net property, investments and net intangible assets. Certain prior year amounts have been reclassified to conform to the current year presentation.

17. Transactions with PepsiCo

The Company is a licensed producer and distributor of Pepsi carbonated soft drinks and other non-alcoholic beverages. The Company purchases concentrate from PepsiCo to be used in the production of these carbonated soft drinks and other non-alcoholic beverages.

PepsiCo and the Company share a business objective of increasing availability and consumption of Pepsi's brands. Accordingly, PepsiCo provides the Company with various forms of marketing support to promote Pepsi's brands. This support covers a variety of initiatives, including market place support, marketing programs, marketing equipment and related program support and shared media expense. PepsiCo and the Company each record their share of the cost of marketing programs in their financial statements. Based on the objectives of the programs and initiatives, domestic marketing support is recorded as an adjustment to net sales or as a reduction of selling, delivery and administrative expenses. There are no conditions or requirements which could result in the repayment of any support payments received by the Company.

The Company manufactures and distributes fountain products and provides fountain equipment service to PepsiCo customers in certain territories in accordance with various agreements. There are other products which the Company produces and/or distributes through various arrangements with PepsiCo or partners of PepsiCo. The Company purchases concentrate from the Lipton Tea Partnership and finished goods from the North American Coffee Partnership. The Company pays a royalty fee to PepsiCo for the use of the Aquafina trademark.

The Consolidated Statements of Income include the following income and (expense) transactions with PepsiCo:

(in millions)	**2001**	2000	1999
Net sales	**$ 71.5**	$ 49.2	$ 39.8
Cost of goods sold	**(694.1)**	(505.0)	(384.8)
Selling, delivery and administrative expenses	**45.5**	29.2	43.9

Increased support reflected in net sales and selling, delivery and administrative expenses in 2001, as well as higher purchases reflected in cost of goods sold in 2001, are due in part to increased activity associated with the additional territories acquired in the merger with the former PepsiAmericas.

18. Selected Quarterly Financial Data

(unaudited and in millions, except for earnings per share)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
2001:					
Sales	$ 705.4	$ 856.8	$ 847.1	$ 761.4	$ 3,170.7
Gross profit	$ 277.1	$ 343.0	$ 339.5	$ 299.0	$ 1,258.6
Income from continuing operations	$ 12.8	$ 35.4	$ 32.7	$ 9.2	$ 90.1
Loss from discontinued operations	—	—	—	(71.2)	(71.2)
Net income (loss)	$ 12.8	$ 35.4	$ 32.7	$ (62.0)	$ 18.9
Weighted average common shares:					
Basic	155.8	156.3	156.3	155.2	155.9
Incremental effect of stock options	1.0	0.7	0.6	0.4	0.7
Diluted	156.8	157.0	156.9	155.6	156.6
Income (loss) per share – basic:					
Continuing operations	$ 0.08	$ 0.23	$ 0.21	$ 0.06	$ 0.58
Discontinued operations	—	—	—	(0.46)	(0.46)
Net income (loss)	$ 0.08	$ 0.23	$ 0.21	$ (0.40)	$ 0.12
Income (loss) per share – diluted:					
Continuing operations	$ 0.08	$ 0.23	$ 0.21	$ 0.06	$ 0.58
Discontinued operations	—	—	—	(0.46)	(0.46)
Net income (loss)	$ 0.08	$ 0.23	$ 0.21	$ (0.40)	$ 0.12
2000:					
Sales	$ 548.9	$ 682.6	$ 655.2	$ 640.9	$ 2,527.6
Gross profit	$ 229.2	$ 279.1	$ 269.0	$ 256.1	$ 1,033.4
Income from continuing operations	$ 10.2	$ 30.6	$ 28.9	$ 1.8	$ 71.5
Income from discontinued operations	—	8.9	—	—	8.9
Net income	$ 10.2	$ 39.5	$ 28.9	$ 1.8	$ 80.4
Weighted average common shares:					
Basic	138.1	136.4	136.3	145.4	139.0
Incremental effect of stock options	0.4	0.3	0.6	0.6	0.5
Diluted	138.5	136.7	136.9	146.0	139.5
Income per share – basic:					
Continuing operations	$ 0.07	$ 0.22	$ 0.21	$ 0.01	$ 0.51
Discontinued operations	—	0.07	—	—	0.07
Net income	$ 0.07	$ 0.29	$ 0.21	$ 0.01	$ 0.58
Income per share – diluted:					
Continuing operations	$ 0.07	$ 0.22	$ 0.21	$ 0.01	$ 0.51
Discontinued operations	—	0.07	—	—	0.07
Net income	$ 0.07	$ 0.29	$ 0.21	$ 0.01	$ 0.58

Statement of Financial Responsibility

The consolidated financial statements of PepsiAmericas, Inc. and subsidiaries have been prepared by management, which is responsible for their integrity and content. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts which reflect certain estimates and judgments made by management. Actual results could differ from these estimates.

The Board of Directors, acting through the Audit Committee of the Board, has responsibility for determining that management fulfills its duties in connection with the preparation of these consolidated financial statements. The Audit Committee meets periodically and privately with the independent auditors and with the internal auditors to review matters relating to the quality of the financial reporting of the Company, the related internal controls and the scope and results of their audits. The Committee also meets with management to review the affairs of the Company.

To meet management's responsibility for the fair and objective reporting of the results of operations and financial condition, the Company maintains systems of internal controls and procedures to provide reasonable assurance of the reliability of its accounting records. These systems include written policies and procedures, a program of internal audit and the careful selection and training of the Company's financial staff.

The Company's independent auditors, KPMG LLP, are engaged to audit the consolidated financial statements of the Company and to issue their report thereon. Their audit has been conducted in accordance with auditing standards generally accepted in the United States of America. Their report appears below.

Report of Independent Auditors

The Board of Directors and Shareholders
of PepsiAmericas, Inc.:

We have audited the accompanying consolidated balance sheets of PepsiAmericas, Inc. and subsidiaries as of the end of fiscal years 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the fiscal years 2001, 2000 and 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PepsiAmericas, Inc. and subsidiaries as of the end of fiscal years 2001 and 2000 and the results of their operations and their cash flows for each of the fiscal years 2001, 2000 and 1999 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

KPMG LLP
Chicago, Illinois
February 6, 2002

Stock Price and Dividends

Market for Registrant's Common Equity and Related Stockholder Matters

The common stock of the Company is listed and traded on the New York, Chicago and Pacific stock exchanges. The following table sets forth the reported high and low sales prices for New York Stock Exchange Composite Transactions for the Company's common stock and indicates the Company's dividends for each quarterly period for the fiscal years 2001 and 2000.

Common Stock			
2001	High	Low	Dividend
1st Quarter	$17.00	$13.96	$ –
2nd Quarter	15.98	13.10	0.04
3rd Quarter	15.99	12.25	–
4th Quarter	14.98	12.35	–
2000	High	Low	Dividend
1st Quarter	$13.938	$10.688	$ –
2nd Quarter	12.688	11.125	0.04
3rd Quarter	15.125	11.563	–
4th Quarter	16.375	11.000	–

Directors and Officers

Board of Directors

Brenda C. Barnes
Director of Various Corporations

Herbert M. Baum
Chairman, President and CEO
Dial Corporation

Richard G. Cline
Former Chairman and CEO
Nicor, Inc.

Chairman
Hawthorne Investors, Inc.

Pierre S. du Pont
Director
Richards, Layton & Finger, P.A.

Archie R. Dykes
Senior Chairman of the Board
PepsiAmericas, Inc.

Chairman
Capital City Holdings Inc.

Charles W. Gaillard
Former President
General Mills, Inc.

Jarobin Gilbert Jr.
President and CEO
DBSS Group, Inc.

Victoria B. Jackson
President
Victoria Belle, Inc.

Matthew M. McKenna
Senior Vice President and Treasurer
PepsiCo, Inc.

Robert C. Pohlad
Chairman of the Board and Chief Executive Officer
PepsiAmericas, Inc.

Robert F. Sharpe Jr.
Senior Vice President Public Affairs and General Counsel
PepsiCo, Inc.

Executive Officers

Robert C. Pohlad
Chairman of the Board and Chief Executive Officer

Kenneth E. Keiser
President and Chief Operating Officer Worldwide

Larry D. Young
President and Chief Operating Officer International

John F. Bierbaum
Executive Vice President Investor Relations and Corporate Growth

G. Michael Durkin Jr.
Senior Vice President and Chief Financial Officer

Matthew E. Carter
Senior Vice President Strategic Planning

Corporate Information

PepsiAmericas Headquarters

3880 Dain Rauscher Plaza
60 South Sixth Street
Minneapolis, MN 55402
www.pepsiamericas.com

Annual Meeting

The Company's annual meeting of shareholders will be held at the Four Seasons Hotel, 120 Delaware Place, Chicago, IL at 10:30 a.m. on April 25, 2002.

Investor Relations

Securities analysts and investors should contact:
Investor Relations
612-661-3830

Shareholder Services

Communications about share ownership, book-entry accounts, dividend payments, transfer requirements, changes of address, lost stock certificates, account status and sale of shares should be directed to:

PepsiAmericas, Inc.
c/o Wells Fargo Bank
Minnesota, N.A.
Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-0854
877-602-7611

For copies of annual reports, Forms 10-K and 10-Q and other PepsiAmericas publications, please contact:

PepsiAmericas, Inc.
3880 Dain Rauscher Plaza
60 South Sixth Street
Minneapolis, MN 55402
Attention: Investor Relations
612-661-3718

Independent Auditors

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601

Dividend Reinvestment and Additional Investments in PepsiAmericas, Inc. Common Stock

Wells Fargo Bank Minnesota, N.A. provides the Shareowner Service Plus Plan for PepsiAmericas shareowners, under which current shareowners may elect to reinvest dividends and/or make optional cash investments in additional shares of PepsiAmericas common stock. The program also allows cash investments in PepsiAmericas common stock by first-time investors, with a $250 minimum initial investment. Shareowners may also sell their shares through the Shareowner Service Plus Plan.

For a brochure and details of the program, please direct inquiries to:

Wells Fargo Bank
Minnesota, N.A.
Investment Plan Services
P.O. Box 64863
St. Paul, MN 55164-0863
877-602-7611

Legal Counsel

Briggs and Morgan, P.A.
80 South Eighth Street
Minneapolis, MN 55402

Transfer Agent and Registrar

Wells Fargo Bank
Minnesota, N.A.
Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-0854
877-602-7611

Common Stock Symbol: PAS

Stock Exchange Listings

The New York Stock Exchange is the principal market for PepsiAmericas stock, which is also listed on the Chicago and Pacific Stock Exchanges.

For corporate information call 847-253-1000.

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PepsiAmericas, Inc.



a great beverage company.